Exhibit 2.1

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

STERIS CORPORATION (“PURCHASER”);

BECTON, DICKINSON AND COMPANY (“SELLER”); AND

STERIS PLC (“PARENT”), solely for the purposes set forth in Section 12.21

Dated as of June 15, 2023

TABLE OF CONTENTS

ARTICLE 1. THE TRANSACTION AGREEMENT		1
1.1	Purchased Assets	1
1.2	Excluded Assets	3
1.3	Excluded Liabilities	4
1.4	Non-Assignable Assets	5
1.5	Shared Contracts	6
1.6	Specified Liabilities	6
ARTICLE 2. CONSIDERATION FOR TRANSFER		7
2.1	Purchase Price and Assumption of Assumed Liabilities	7
2.2	Purchase Price Adjustment; Procedures for Calculating and Paying the Purchase Price Adjustment	7
2.3	Withholding Taxes	9
ARTICLE 3. CLOSING AND CLOSING DELIVERIES		9
3.1	Closing; Time and Place	9
3.2	Deliveries by Selling Parties	10
3.3	Deliveries by Purchaser	10
ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF SELLER		11
4.1	Organization and Good Standing	11
4.2	Financial Statements	11
4.3	Purchased Inventory	12
4.4	Absence of Changes	12
4.5	Taxes	13
4.6	Prospective Employees	14
4.7	Benefit Plans	15
4.8	Intellectual Property	16
4.9	Authority; Binding Nature of Agreements	20
4.10	No Conflicts; Required Consents	21
4.11	Material Contracts	21
4.12	Insurance	23
4.13	Title; Condition and Sufficiency of Assets	23
4.14	Motor Vehicles	24
4.15	Real Property	24

4.16	Environmental Matters	24
4.17	Compliance with Laws	25
4.18	Governmental Approvals; Product Liability	26
4.19	Proceedings and Orders	27
4.20	Data Security	27
4.21	Related Persons	28
4.22	Healthcare Compliance.	28
4.23	Brokers	29
ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF PURCHASER		30
5.1	Organization and Good Standing	30
5.2	Authority; Binding Nature of Agreements	30
5.3	No Conflicts; Required Consents	30
5.4	Financing	31
5.5	Proceedings and Orders	31
5.6	Brokers	31
ARTICLE 6. PRE-CLOSING COVENANTS		31
6.1	Conduct of the Business Prior to Closing	31
6.2	No Solicitation	31
6.3	Access to Information	32
6.4	Commercially Reasonable Efforts	32
6.5	Governmental Review	33
ARTICLE 7. POST-CLOSING COVENANTS		34
7.1	Software Licenses	34
7.2	Cooperation	34
7.3	Return of Assets; Transfer of Purchased Assets; Transfer of Possession	35
7.4	Records and Documents	36
7.5	Bulk-Transfer/Successor	36
7.6	Confidentiality	36
7.7	Non-Competition; Non-Solicitation of Employees	37
7.8	Scope and Choice of Law	38
7.9	Remedy for Breach	38
7.10	Compliance with WARN Act and Similar Legal Requirements	39
7.11	Assumption of Regulatory Obligations Relating to Product Approvals	39

7.12	Accounts Receivable and Accounts Payable	39
7.13	Product Recalls	40
7.14	Covenant Not to Sue.	40
ARTICLE 8. EMPLOYEES		40
8.1	Transferred Employees	40
8.2	European Union Legislation/Germany	43
8.3	No Benefit to Employees Intended	46
ARTICLE 9. CONDITIONS TO CLOSING		46
9.1	Conditions to Purchaser’s Obligation to Close	46
9.2	Conditions to Seller’s Obligation to Close	47
9.3	Conditions to Obligations of Each Party to Close	47
ARTICLE 10. TAX MATTERS		48
10.1	Purchase Price Allocation	48
10.2	Cooperation; Allocation of Taxes.	48
ARTICLE 11. TERMINATION		50
11.1	Circumstances for Termination	50
11.2	Effect of Termination	50
ARTICLE 12. MISCELLANEOUS PROVISIONS		51
12.1	Expenses	51
12.2	Interpretation	51
12.3	Entire Agreement	51
12.4	Amendment, Waivers and Consents	51
12.5	Successors and Assigns	52
12.6	Governing Law	52
12.7	Jurisdiction; Waiver of Jury Trial	52
12.8	Rules of Construction	52
12.9	Severability	52
12.10	Exhibits and Schedules	53
12.11	Notices	53
12.12	Rights of Parties	53
12.13	Public Announcements	54
12.14	Specific Performance	54
12.15	Counterparts	54

12.16	Waiver of Conflicts	54
12.17	Non-Recourse	55
12.18	Non-Survival of the Representations, Warranties and Covenants	55
12.19	Disclaimer	56
12.20	Due Diligence Review	57
12.21	Parent Undertaking	58

EXHIBITS

Exhibit A	Certain Definitions
Exhibit B	Trademark License
Exhibit C	General Assignment and Bill of Sale
Exhibit D	Intellectual Property Assignments
Exhibit E	Transition Services Agreement

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is dated as of June 15, 2023, by and between:

(A)    STERIS CORPORATION, a corporation incorporated in Ohio and a wholly owned subsidiary of Parent (“Purchaser”);

(B)    BECTON, DICKINSON AND COMPANY, a company incorporated in New Jersey (“Seller”); and

(C)    STERIS, PLC, a company incorporated under the laws of Ireland (“Parent”), solely for the purposes set forth in Section 12.21.

The capitalized terms used in this Agreement are defined in Exhibit A hereto, unless otherwise defined herein.

RECITALS

WHEREAS, Seller and those Subsidiaries of Seller set forth on Schedule I hereto (collectively, the “BD Subsidiaries” and together with Seller, the “Selling Parties” or each, a “Selling Party”) are engaged in, among other things, the Business; and

WHEREAS, Purchaser desires to purchase from the Selling Parties, and the Selling Parties desire to sell to Purchaser certain assets of the Selling Parties used in the Business, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual representations, warranties, covenants and promises contained herein, the adequacy and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1.

THE TRANSACTION AGREEMENT

1.1    Purchased Assets. Subject to the terms and conditions of this Agreement, Seller shall, and shall cause the Selling Parties to, sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase from the Selling Parties, all of their respective right, title and interest in, to and under all of the following, free and clear of all Encumbrances, except for Permitted Encumbrances (collectively, the “Purchased Assets”):

(a)    Purchased Inventory. The inventory of raw materials, works-in-progress and finished goods to the extent related exclusively to the Products and (assuming compliance with Section 6.1) owned by any Selling Parties as of the Closing Date (collectively, the “Purchased Inventory”), and any and all rights to market and sell all such Purchased Inventory, and in particular with regard to the Purchased Inventory located in Germany, if and to the extent that any such inventory is subject to a retention of title right in favor of a supplier to a third party, the applicable Selling Party’s respective expectancy right (Anwartschaftsrecht) shall be sold;

(b)    Contracts. The Contracts identified on Schedule 1.1(b) and any other Contracts exclusively related to the Business entered into by any Selling Party prior to the Closing in compliance with Section 6.1 (collectively, the “Assigned Contracts”);

(c)    Intellectual Property. (i) The Selling Parties Intellectual Property and the Licensed Intellectual Property, including but not limited to the Intellectual Property set forth on Schedule 4.8(a), (ii) the Selling Parties Software, and (iii) any and all rights to sue and obtain damages and equitable relief for past, present, and future infringement, misappropriation, or violation thereof;

(d)    Governmental Approvals. The Governmental Approvals (and pending applications therefor) identified on Schedule 1.1(d), to the extent transferable to Purchaser under applicable Legal Requirements;

(e)    Books and Records. All customer and supplier lists and details and material product data of the Business, on whatever medium (including paper and electronic media) (the “Books and Records”) to the extent licensed, owned, controlled by or otherwise in the possession of any of the Selling Parties, which for the avoidance of doubt, excludes any obsolete Books and Records that fall outside of the record retention periods of the Selling Parties, subject to Section 7.4;

(f)    Employee Personnel Files. All the employee personnel files for all Transferred Employees, in the originals available to the applicable Selling Parties or, if originals are not available or if the applicable Selling Party is not under a legal obligation to retain originals, in copy;

(g)    Equipment and Machinery. All equipment and machinery identified on Schedule 1.1(g), together with any other equipment or machinery used or held for use primarily in the Business, and, in each case, the spare parts and other materials used to repair or maintain such equipment and machinery;

(h)    Sales and Promotional Items. All sales and promotional literature and other sales-related materials used or held for use exclusively in the Business;

(i)    Tax Records. All Tax Returns and other Tax records of the Selling Parties or their Affiliates relating exclusively to the Purchased Assets and the Assumed Liabilities in the possession of any of the Selling Parties; provided, that the Selling Parties shall be permitted to retain copies of such Tax Returns and other Tax records;

(j)    Goodwill. All goodwill of the Selling Parties of every kind and description to the extent related to the Business, together with the exclusive right of Purchaser to represent itself as carrying on the Business in succession to the Selling Parties; and

(k)    Other Assets. The other assets of any Selling Party identified on Schedule 1.1(k).

1.2    Excluded Assets.

(a)    Notwithstanding any other provision of this Agreement, the Purchased Assets shall not include, and the Selling Parties hereby retain and shall not sell, transfer, convey, assign or deliver to Purchaser, any of the following (collectively, the “Excluded Assets”):

(i)    any assets of the Selling Parties that are not included within the definition of Purchased Assets;

(ii)    any cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, and any evidence of indebtedness issued or guaranteed by any Governmental Authority, in each case, held by the Selling Parties (whether or not arising from the conduct of the Business);

(iii)    any accounts receivable of the Selling Parties, including any accounts receivable of the Business as of immediately prior to the Closing (collectively, the “Accounts Receivable”);

(iv)    distributor historical tracing information, subject to the terms of the Transition Services Agreement;

(v)    the Seller Marks, including any right, title or interest in Seller’s corporate name, corporate service mark or corporate logo, whether standing alone or as any portion of any other name, mark or logo; provided, however, that upon the Closing, Seller shall grant Purchaser a nonexclusive, royalty-free license substantially in the form of Exhibit B to use certain Seller Marks in connection with the Products for a limited period following the Closing (the “Trademark License”);

(vi)    any Intellectual Property other than the Intellectual Property referenced in Section 1.1(c)(i)-(iii);

(vii)    all Software, including BD Standard Build Software, other than Software included in Selling Parties Software;

(viii)    all end-user laptops, desktops, PCs, phones, tablets, mobile devices and related computer hardware that are utilized by the Business, in each case, subject to the terms of the Transition Services Agreement;

(ix)    all Tax losses and credits, Tax loss and credit carry forwards and other Tax attributes, all deposits or advance payments with respect to Taxes, and any claims, rights, and interest in and to any refund, credit or reduction of Taxes;

(x)    all Tax Returns and other Tax records of the Selling Parties or their Affiliates not relating exclusively to the Purchased Assets and the Assumed Liabilities;

(xi)    sponsorship of, and all assets relating to, all Employee Benefit Plans and other employee compensation and benefit plans, agreements, arrangements, programs and policies of Seller and its Affiliates, including all Seller Benefit Plans, except as expressly provided in ARTICLE 8;

(xii)    any intercompany Contracts, payables or receivables between and among Seller and its Subsidiaries;

(xiii)    all insurance policies of any Selling Party or their Affiliates, and any claims made under such policies;

(xiv)    the assets, Contracts, equipment or other property listed on Schedule 1.2(a)(xiv); and

(xv)    all rights of the Selling Parties under this Agreement and any other Transaction Agreement.

(b)    Purchaser expressly acknowledges that it is not acquiring any rights whatsoever to the Intellectual Property of the Selling Parties within the Excluded Assets.

1.3    Excluded Liabilities. The Selling Parties and their Affiliates shall retain, and shall be responsible for paying, performing and discharging when due, and Purchaser shall not assume or have any responsibility for, the following liabilities and obligations (collectively, the “Excluded Liabilities”):

(a)    all liabilities and obligations of the Selling Parties to the extent unrelated to the Business (including all liabilities arising from or related to the Excluded Assets);

(b)    all outstanding accounts payable and accrued expenses not yet invoiced that will become accounts payable once invoiced of the Selling Parties, including any accounts payable of the Business related to goods received, services rendered or employee or contractor compensation or similar expenses, in each case, arising prior to the Closing Date (collectively, the “Accounts Payable”);

(c)    the costs of defending the Genesis DOJ Matter, and any resulting fines or penalties associated therewith, to the extent such defense costs, fines or penalties relate to the sale of the applicable products by the Selling Parties or their Affiliates prior to Closing and all damages and other liabilities arising with respect to or related to any recall of the Recalled Containers, provided that any Product recalls conducted after the Closing will be Assumed Liabilities governed by Section 7.13;

(d)    the costs of defending the VA Contracts DOJ Matter, and all damages and other liabilities arising with respect to or related to the activities subject of VA Contracts DOJ Matter, to the extent such costs, damages or liabilities relate to the sale of the applicable products by the Selling Parties or their Affiliates prior to Closing;

(e)    subject to ARTICLE 8, all liabilities relating to all Employee Benefit Plans and other employee compensation and benefit plans, agreements, arrangements, programs and policies of Seller and its Affiliates, including all Seller Benefit Plans;

(f)    any liability for income Taxes of the Selling Parties or Affiliates of the Selling Parties (whether direct or as a result of successor liability, transferee liability, joint and several liability or contractual liability), and, except as expressly provided in Section 10.2(b) of this Agreement, any liability for any other Taxes of the Selling Parties or any Affiliates of the Selling Parties (whether direct or as a result of successor liability, transferee liability, joint and several liability or contractual liability), in each case, arising as a result of the Selling Parties or their Affiliates’ operation of the Business or their ownership of the Purchased Assets prior to the Closing; and

(g)    all damages, obligations and other liabilities, including any joint or several liability pursuant to Section 75 of the German Tax Code (Abgabenordnung) or similar statutory provisions under applicable laws, with respect to Taxes relating to Tax periods ending on or before the Closing Date.

1.4    Non-Assignable Assets.

(a)    Notwithstanding the foregoing, if any Assigned Contract or other Purchased Asset, including any Governmental Approval identified on Schedule 1.1(d), is not assignable or transferable (each, a “Non-Assignable Asset”) without the consent of, or waiver by, a third party or action by a Governmental Authority (each, an “Assignment Consent”), either as a result of the provisions thereof or applicable Legal Requirements, and any such Assignment Consent is not obtained on or prior to the Closing Date, this Agreement and the related instruments of transfer shall not constitute an assignment or transfer of such Non-Assignable Asset and such Non-Assignable Asset shall not be included in the Purchased Assets. Instead, each of the parties hereto, for a period of twelve (12) months following the Closing Date, shall use commercially reasonable efforts to obtain all such Assignment Consents and, to the extent such Assignment Consents are obtained during such twelve (12) month period, the Selling Parties shall assign to Purchaser or its designee such Non-Assignable Assets. Following any such assignment, such assets shall be deemed Purchased Assets for purposes of this Agreement.

(b)    From the date of this Agreement until immediately prior to the Closing or the earlier termination of this Agreement pursuant to its terms, Seller shall, and shall cause its Affiliates (including the Selling Parties) and Representatives to, use commercially reasonable efforts to cooperate with Purchaser in obtaining all Assignment Consents during such period. To the extent any Assignment Consent is obtained prior to the Closing, the assets subject to such Assignment Consent shall be deemed Purchased Assets for purposes of this Agreement.

(c)    For a period of twelve (12) months after the Closing and subject to payment of the Purchase Price by Purchaser pursuant to Section 2.1, the Selling Parties shall cooperate with Purchaser in any commercially reasonable arrangement designed to provide Purchaser or its designee with the benefits of the Non-Assignable Assets after the Closing as if the appropriate Assignment Consents had been obtained, including by granting subleases or other rights and establishing arrangements whereby Purchaser or its designee shall undertake the work necessary to perform under Assigned Contracts. To the extent the benefits of a Non-Assignable Asset are made available to Purchaser, whether during or after such twelve (12) month period, Purchaser shall perform, at the direction of Seller or the applicable Selling Party, the obligations of Seller or the Selling Party under such Non-Assignable Asset and assume all liabilities and obligations related thereto.

(d)    With respect to any Governmental Approval that is a Non-Assignable Asset, notwithstanding any other provision of this Agreement, the Selling Parties’ liabilities and obligations with respect thereto shall cease in all respects as of the date that is twelve (12) months after the Closing Date. On and after such date, the Selling Parties shall have no ongoing liabilities or obligations to Purchaser whatsoever in relation to such Governmental Approvals or the Products approved, cleared, marketed, or sold under such Governmental Approvals, including any obligation to assist in the transfer of any such Governmental Approvals. On and after such date, the Selling Parties shall have the right, exercisable in their sole discretion, to cease, or cause to cease, the maintenance of such Governmental Approvals in the applicable issuing countries or territories, and to terminate the same.

1.5    Shared Contracts. Seller shall use commercially reasonable efforts prior to the Closing to cooperate with Purchaser in Purchaser’s efforts to enter into a new contract with such counterparty on substantially the same terms as exist under such Shared Contract, in each case as of the Closing; provided, however, that nothing in this Section 1.5 shall require any of the Selling Parties or any of their Affiliates to pay any fee or other payment, or incur any liability or out-of-pocket expense in connection with the efforts set forth in this Section 1.5, with any such fees and liabilities to be borne by Purchaser. The portion related to the Products of each such Shared Contract for which the parties have received consent to such partial assignment shall thereafter be deemed to be an Assigned Contract hereunder and, if applicable, the Selling Parties shall wholly assign, or partially assign, such portion to Purchaser as of the Closing. Any Shared Contract for which the arrangements described in this Section 1.5 could not be entered into prior to the Closing shall be a Non-Assignable Asset subject to Section 1.4(c).

1.6    Specified Liabilities.

(a)    Notwithstanding anything in this Agreement to the contrary, for the one (1)-year period immediately following the Closing Date, Seller shall retain, and shall be responsible for paying, performing and discharging when due, any Specified Liabilities; provided that (i) Purchaser shall be responsible for paying, performing and discharging when due the first $500,000 of any such Specified Liabilities, which shall be considered Assumed Liabilities, (ii) Seller’s responsibility for the Specified Liabilities in accordance with this Section 1.6 shall only apply to Specified Liabilities that are, individually or in the aggregate (to the extent arising from the same or substantially similar facts or circumstances), in excess of $100,000 (in which case Seller shall be responsible for the entire amount of such Specified Liabilities without regard to such $100,000 amount), subject to the Specified Liabilities Cap, and (iii) in no event shall Seller be responsible for more than $1,500,000 in the aggregate (the “Specified Liabilities Cap”) of the Specified Liabilities retained by Seller in accordance with this Section 1.6. For the avoidance of doubt, following the expiration of the one (1)-year period immediately following the Closing Date, all Specified Liabilities, other than any Specified Liabilities for which Purchaser has provided written notice to Seller during such period, shall be Assumed Liabilities without regard to this Section 1.6.

(b)    For purposes of this Agreement, “Specified Liabilities” means, to the extent not constituting Excluded Liabilities, any liabilities or obligations incurred by Purchaser during the one (1)-year period immediately following the Closing Date to the extent such liabilities or obligations arise from or relate to the conduct or operation of the Business prior to the Closing Date.

ARTICLE 2.

CONSIDERATION FOR TRANSFER

2.1    Purchase Price and Assumption of Assumed Liabilities. As full consideration for the sale, transfer, conveyance, assignment and delivery of the Purchased Assets by the Selling Parties to Purchaser, Purchaser shall (i) deliver to the Selling Parties at the Closing a wire transfer(s) of immediately available funds in an amount equal to $540,000,000 in the aggregate, as adjusted pursuant to Section 2.2(a) (collectively, the “Purchase Price”) and (ii) assume at the Closing and subsequently, in due course in accordance with the terms applicable thereto, pay, perform and discharge the Assumed Liabilities. The Purchase Price shall be paid by wire transfers of immediately available funds in the allocation amounts and to the wire transfer address(es) of the Selling Parties as provided to Purchaser on or before the second (2nd) Business Day prior to the Closing Date.

2.2    Purchase Price Adjustment; Procedures for Calculating and Paying the Purchase Price Adjustment.

(a)    Estimated Closing Date Inventory Amount.

(i)    At least five (5) Business Days prior to the anticipated Closing Date, Seller shall deliver to Purchaser a written statement setting forth Seller’s good faith estimated calculation of the Closing Date Inventory (the “Estimated Closing Date Inventory Amount”). The calculation of the Estimated Closing Date Inventory Amount will be prepared in accordance with the Accounting Protocol and will be subject to Purchaser’s written consent, not to be unreasonably withheld, conditioned or delayed.

(ii)    At the Closing, the Purchase Price will be adjusted as follows: (A) if the Estimated Closing Date Inventory Amount is greater than $26,400,000 (the “Inventory Target”), upward by an amount equal to such excess; (B) if the Estimated Closing Date Inventory Amount is less than the Inventory Target, downward by an amount equal to such shortfall; or (C) if the Estimated Closing Date Inventory Amount is equal to the Inventory Target, no adjustment to the Purchase Price will be made pursuant to this Section 2.2(a).

(b)    Procedures for Calculating and Paying the Post-Closing Adjustment.

(i)    Calculation. As soon as practicable after the Closing Date but in no event later than the ninetieth (90th) day after the Closing Date, Purchaser shall prepare or cause to be prepared, and shall deliver to Seller a calculation of the Closing Date Inventory (the “Closing Date Inventory Statement”). The Closing Date Inventory Statement shall be prepared in accordance with the Accounting Protocol. Purchaser shall thereafter provide to Seller such supporting work papers or other supporting information as may be reasonably requested by Seller. If Seller shall have any objections to the Closing Date Inventory Statement, including whether Purchaser has applied the Accounting Protocol in the preparation of the Closing Date Inventory Statement, Seller shall notify Purchaser in writing no later than thirty (30) days after receipt of the Closing Date Inventory Statement, setting forth with reasonable specificity its objections (the “Objections”). Thereafter, Seller and Purchaser shall endeavor in good faith, for a period not to exceed twenty-one (21) days from the date of delivery of such notice, to resolve the Objections.

(ii)    Dispute Resolution. If at the end of the twenty-one (21) day period there are any unresolved Objections, Seller and Purchaser shall submit their respective determinations and calculations and the items remaining in dispute for resolution (each a “Final Calculation Statement”) to an independent accounting firm of recognized national or regional standing reasonably acceptable to Purchaser and Seller (the “Accounting Mediator”). The Accounting Mediator will promptly, in accordance with the Commercial Arbitration Rules of the American Arbitration Association, review only those items and amounts specifically set forth and objected to in the Final Calculation Statements and resolve the dispute by adopting, in its entirety, the calculations in the Final Calculation Statement of either Seller or Purchaser. The scope of the disputes to be resolved by the Accounting Mediator shall be limited to (i) those matters that remain in dispute and that were included in the Final Calculation Statements, (ii) whether, for each calculation of inventory, such calculation was prepared in accordance with the Accounting Protocol, and (iii) whether there were any errors in the Final Calculation Statements, and the Accounting Mediator is not to make any other determination (including the interpretation of any other provision of this Agreement). The fees and expenses of the Accounting Mediator will be shared equally by Seller and Purchaser, and the decision of the Accounting Mediator with respect to the items of the Final Calculation Statements submitted to it will be final, conclusive and binding on the parties, absent manifest error. Each of the parties to this Agreement agrees to use its commercially reasonable efforts to cooperate with the Accounting Mediator and to cause the Accounting Mediator to resolve any dispute no later than thirty (30) Business Days after such dispute is submitted to the Accounting Mediator. “Final Closing Date Inventory Amount” means the Closing Date Inventory as finalized pursuant to this Section 2.2(a).

(iii)    Amount. Upon determination of the Final Closing Date Inventory Amount, the Purchase Price shall be adjusted as follows: if the Final Closing Date Inventory Amount: (A) exceeds the Estimated Closing Date Inventory Amount, the Purchase Price will be increased by the amount of such excess; (B) is less than the Estimated Closing Date Inventory Amount, the Purchase Price will be decreased by the amount of such shortfall; or (C) equals the Estimated Closing Date Inventory Amount, there shall be no adjustment to the Purchase Price pursuant to this Section 2.2(b).

(iv)    Payment. Payment of the adjustment to the Purchase Price pursuant to Section 2.2(b), if any, shall be made by Purchaser or the applicable Selling Parties, as the case may be, by wire transfer of immediately available funds to the wire transfer address(es) of the other party(ies) on the fifth (5th) Business Day following the date on which the period for Objections has expired or, if any Objections are asserted, on the fifth (5th) Business Day following the date on which the procedures for resolution of the Objections in this Section 2.2 have been completed. The wire transfer address(es) for such payment shall be designated by Purchaser or the applicable Selling Parties as the case may be, by notice to the other party(ies) on or before the second (2nd) Business Day prior to the date for payment set forth above. Any payments made pursuant to the Section 2.2 shall be treated as an adjustment to the aggregate Purchase Price for the Purchased Assets by the parties for U.S. federal and applicable state and local income Tax purposes, unless otherwise required by Legal Requirements.

2.3    Withholding Taxes. Purchaser shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement to any Person such amounts as Purchaser is required to deduct and withhold with respect to the making of such payment under any applicable Tax Legal Requirement; provided, that Purchaser will notify such Person of amounts otherwise payable to such Persons that it intends to deduct and withhold at least five Business Days prior to the Closing Date and shall assist such Person in reducing or eliminating such withholding. To the extent that amounts are so deducted and withheld by Purchaser and paid to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE 3.

CLOSING AND CLOSING DELIVERIES

3.1    Closing; Time and Place. The closing of the Transactions (the “Closing”) shall occur by the electronic exchange of documents on the date that is two (2) Business Days after the day on which all of the conditions to closing set forth in ARTICLE 9 are satisfied or waived (other than conditions that are intended to be satisfied at the Closing), or at such other date, time or place as the parties may agree (the “Closing Date”); provided, however, that the Closing Date shall not occur before the earlier of: (i) the date that is one (1) month following the date upon which the applicable Selling Party provides notice of the Transaction to the employees at the Business’s operations in Germany in accordance with Section 8.2(h)-(m); or (ii) such earlier date upon which the works council enters into a reconciliation of interests with the applicable Selling Party, or the applicable Selling Party has made sufficient effort (versucht) within the meaning of Section 111 of the German Works Constitution Act to agree upon a reconciliation of interests in front of the conciliation committee (Einigungsstelle) or a tripartite transition agreement was concluded between the applicable Selling Party, Purchaser or the respective subsidiary of the Purchaser and the Prospective Employees attributable to the Business to be transferred in Wurmlingen, Germany (the “German 613a Business Employee”). Other than for Tax purposes, the Closing will be deemed to occur at 11:59 p.m. local Cleveland, Ohio time on the Closing Date.

3.2    Deliveries by Selling Parties. At the Closing, Seller shall deliver, or shall undertake to procure that the BD Subsidiaries deliver, each of the following items, duly executed and delivered by the applicable Selling Party or Selling Parties:

(a)    General Assignment and Bill of Sale. General Assignment and Bill of Sale covering all of the applicable Purchased Assets, substantially in the form attached hereto as Exhibit C (the “General Assignment and Bill of Sale”);

(b)    Purchaser Assignment and Assumption Agreements. One or more Purchaser Assignment and Assumption Agreements between Seller and each of the BD Subsidiaries, as applicable, on the one hand, and Purchaser and certain of its Affiliates, as applicable, on the other hand, enforceable in various jurisdictions covering the assignment to, and assumption by, Purchaser of the Assumed Liabilities, including specific foreign agreements, Purchased Inventory, and specified manufacturing assets, in forms to be mutually agreed upon by the parties (“Purchaser Assignment and Assumption Agreements”);

(c)    Lease Assignment and Assumption Agreements. One or more Assignment and Assumption Agreements covering certain specific real property leases, in forms to be mutually agreed upon by the parties (“Lease Assignment and Assumption Agreements”);

(d)    Intellectual Property Assignments. Assignments, substantially in the form of Exhibit D attached hereto, assigning and transferring to Purchaser all of the Selling Parties Intellectual Property, including, but not limited to, the Patents, Trademarks, Copyrights, and all other Intellectual Property that forms the subject of Schedule 4.8(a)(i)-(vii) (the “Intellectual Property Assignments”);

(e)    Transition Services Agreement. A transition services agreement, substantially in the form attached hereto as Exhibit E (the “Transition Services Agreement”), obligating the Selling Parties and certain of their Affiliates to provide certain transition services to Purchaser and certain of its Affiliates for a limited period following the Closing;

(f)    Trademark License. The Trademark License;

(g)    Books and Records. The Books and Records;

(h)    Certificate of Representations and Warranties. A certificate executed on behalf of Seller by an executive officer of Seller, certifying as to the matters in Section 9.1(a);

(i)    W-9. A valid IRS Form W-9 from each Selling Party that is a U.S. person; and

(j)    Other Documentation. Such other certificates, instruments or documents required pursuant to the provisions of this Agreement or otherwise reasonably necessary to transfer the Purchased Assets in accordance with the terms hereof and consummate the Transactions.

3.3    Deliveries by Purchaser. At the Closing, Purchaser shall deliver the following items, duly executed by Purchaser as applicable:

(a)    Wire Transfer. One or more wire transfers of the Purchase Price in immediately available funds in accordance with Section 2.1;

(b)    General Assignment and Bill of Sale. The General Assignment and Bill of Sale;

(c)    Purchaser Assignment and Assumption Agreements. The Purchaser Assignment and Assumption Agreements;

(d)    Lease Assignment and Assumption Agreements. The Lease Assignment and Assumption Agreements;

(e)    Intellectual Property Assignments. The Intellectual Property Assignments;

(f)    Transition Services Agreement. The Transition Services Agreement;

(g)    Trademark License. The Trademark License; and

(h)    Certificate of Representations and Warranties. A certificate executed on behalf of Purchaser by an executive officer of Purchaser, certifying as to the matters in Section 9.2(a).

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth on Schedule 4 (the “Seller Disclosure Schedule”) attached to this Agreement, Seller hereby represents and warrants to Purchaser as follows:

4.1    Organization and Good Standing. (i) Each Selling Party is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (ii) each Selling Party is duly qualified or licensed to conduct business as a foreign entity and is in good standing under the laws of each jurisdiction in which it operates the Business and related assets (including the Purchased Assets), which are the only jurisdictions in which the Selling Parties are required to be so qualified or licensed to operate, except for failure that has not had a Material Adverse Effect on the Business; and (iii) each Selling Party has full power and authority required to own, lease and operate its assets and to carry on the Business that it operates as now being conducted.

4.2    Financial Statements.

(a)    Schedule 4.2(a) sets forth true and complete copies of (i) the unaudited financial statements of the Business, consisting of the net assets of the Business as of September 30 in each of the years 2020, 2021 and 2022, (ii) the related unaudited consolidated statements of income of the Business for the twelve (12)-month period then ended (the “Unaudited Financial Statements”), as well as the unaudited net assets of the Business as at March 31, 2023 and the related unaudited consolidated statements of income for the 6-month period then ended (the “Interim Financial Statements” and, together with the Unaudited Financial Statements, the “Financial Statements”), in each case including certain financial items related exclusively to the Products. Except as set forth on Schedule 4.2(a), the Financial Statements, which have not been audited, subject to a reserve for excess and obsolete inventory and, in the case of the Interim

Financial Statements, to normal and recurring year-end adjustments (none of which adjustments would, individually or in the aggregate, be material in nature of amount) and the absence of notes (i) fairly present in all material respects the financial condition of the Business; (ii) were prepared with due care and attention in good faith in accordance with the Basis of Preparation; (iii) prepared from the books and records underlying the Seller’s financial statements, which are in accordance with GAAP; and (iv) unless otherwise stated in the Basis of Preparation are consistent with the accounting principles, policies, practices, and methodologies used in the preparation of the Seller’s financial statements. Except as set forth on Schedule 4.2(a), the Financial Statements were prepared from the books and records of the Selling Parties and fairly present in all material respects the financial condition of the Business as of the respective dates they were prepared and the financial condition and results of the operations of the Business for the periods indicated. The net assets of the Business dated as of September 30, 2022 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date”.

(b)    No Selling Party has any liabilities with respect to the Business of a type required to be reflected on a balance sheet prepared in accordance with GAAP, except (i) those which are adequately reflected or reserved against in the Balance Sheet as of the Balance Sheet Date, (ii) those arising under any Material Contract in the ordinary course of business consistent with past practice or (iii) those which have been incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and which are not, individually or in the aggregate, material in amount.

4.3    Purchased Inventory. All of the items in the Purchased Inventory (i) are of a quality that is useable and saleable in the ordinary course of business consistent with past practice, subject to the reserve for obsolete inventory included in the Financial Statements, (ii) are owned by the Selling Parties free and clear of all Encumbrances (except for Permitted Encumbrances), (iii) are, or will be, valued in accordance with GAAP at the lower of cost (on a LIFO basis) or market, (iv) are not held on a consignment basis, and (v) meet Seller’s current standards and specifications.

4.4    Absence of Changes. Since the Balance Sheet Date, and except as contemplated in this Agreement (including the transfer of Excluded Assets as required under Section 1.2), (i) the Selling Parties have operated the Business in the ordinary course of business consistent with past practice, (ii) no event or circumstance has occurred that has had a Material Adverse Effect on the Business, and (iii) except as otherwise contemplated or permitted by this Agreement or as set forth on Schedule 4.4, there has not been any:

(a)    change in any method of accounting or accounting practice of any of the Selling Parties, excepted as required by GAAP or applicable Legal Requirement;

(b)    material theft, casualty or other loss (whether or not covered by insurance) with respect to any of the Purchased Assets;

(c)    with respect to the Prospective Employees, (i) the granting of any wage, salary, or other compensation increase or any bonus, whether monetary or otherwise, other than pursuant to any Contract, Employee Benefit Plan or Legal Requirement, to any Prospective Employee whose annual base compensation exceeds $135,000, (ii) a material change in the terms of employment for any such Prospective Employees or any termination (without cause) of any such Prospective Employee, or (iii) action to accelerate the vesting or payment of any compensation or benefit for any employee, officer, director, manager, individual independent contractor of consultant;

(d)    capital expenditures or entered into any commitment therefore with respect to the Business in an amount greater than $1,000,000;

(e)    with respect to the Purchased Assets, mortgage, pledge, or subjecting of any Encumbrance on any such assets (whether tangible or intangible) or properties with a fair market value in excess of $1,000,000;

(f)    sale, assignment, transfer, conveyance, lease or other disposal of any Purchased Assets, except, in each case, for the sale of Inventory in the ordinary course of business;

(g)    (i) new material Tax election or change in any material Tax election, (ii) amendment to any Tax Return, (iii) settlement of any Tax audit for a material amount of Taxes, (iv) change to any material Tax accounting method or practice or (v) entering into of any contract with respect to Taxes, in each case, relating exclusively to the Purchased Assets;

(h)    with respect to the Purchased Assets, any cancellation or compromise of any material debt or material claim, or waiver or release of any material right, except for any Excluded Assets or adjustments made in the ordinary course of business; and

(i)    entering into any Contract to do any of the foregoing, or any action or omission that would result in any of the foregoing.

4.5    Taxes.

(a)    All income and other material Tax Returns required to be filed by each Selling Party with respect to the Business or the Purchased Assets have been timely filed and such Tax Returns are true, complete and correct in all material respects.

(b)    All income and other material amounts of Taxes due and owing by each Selling Party with respect to the Business or the Purchased Assets (whether or not shown on any Tax Return) have been timely paid.

(c)    Each Selling Party, with respect to the Business or the Purchased Assets, has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, former employee, independent contractor, creditor, customer, shareholder, member, or other party, and such Selling Party, with respect to the Business or the Purchased Assets, has complied with all information reporting and backup withholding provisions of applicable Legal Requirements.

(d)    No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of any Selling Party with respect to the Business or the Purchased Assets, and there are no extensions of time within which to file any Tax Return of any Selling Party with respect to the Business or the Purchased Assets.

(e)    All Tax deficiencies asserted, or assessments made, against any Selling Party with respect to the Business or the Purchased Assets by any Taxing Authority have been fully paid and, to the knowledge of Seller, there are no Tax deficiencies or assessments threatened in writing with respect to the Business or the Purchased Assets.

(f)    No claim has been made by a Taxing Authority that any Selling Party, with respect to the Business or the Purchased Assets, is or may be subject to taxation in a jurisdiction where Tax Returns are not filed for such Selling Party with respect to the Business or the Purchased Assets.

(g)    There are no pending or, to the knowledge of Seller, threatened in writing, audits, actions, examinations, investigations or Proceedings by any Taxing Authority concerning any Selling Party with respect to the Business or the Purchased Assets.

(h)    There are no Encumbrances for Taxes upon the Purchased Assets except for Permitted Encumbrances.

(i)    Except with respect to each Parent Group of which it is or was a member, no Selling Party has liability for the Taxes of any other Person as a transferee or successor, or by Contract (other than routine commercial contracts the primary purpose of which does not relate to Taxes), in each case, with respect to the Business or the Purchased Assets.

(j)    Nothing in the Agreement, including this Section 4.5, shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute (including methods of accounting).

4.6    Prospective Employees.

(a)    The persons listed (by employee number, not name) on Schedule 4.6(a), as updated no less than every fourteen (14) days if there are any changes, are herein referred to collectively as the “Prospective Employees.” Schedule 4.6(a) sets forth a true and complete list as of the date of this Agreement of each Prospective Employee’s (including apprentices and part-time employees) present annual cash compensation (including base salary or hourly wage rate) and target bonuses and commission rates, date of hire, each such individual’s job title or position, principal work location and leave status (active or inactive and the nature of any such leave), term or period of notice for termination of employment, and each such Prospective Employee’s status as being exempt or nonexempt from the application of state and federal wage and hour laws as may be relevant under the applicable laws. Except as set forth in Schedule 4.6(a), none of the Prospective Employees whose annual base compensation exceeds $135,000 has given notice of termination of such Prospective Employee’s employment contract and there is no indication that any such Prospective Employee intends to terminate or otherwise end such Prospective Employee’s engagement.

(b)    Other than as set forth on Schedule 4.6(a), the Selling Parties are not a party or otherwise subject to any collective bargaining agreement or other agreement with a labor union, works council or similar labor organization respecting the Prospective Employees; no Prospective Employee is represented by a labor union, works council or similar labor organization with respect to their employment with the Selling Parties; and, to Seller’s knowledge, there are no activities or proceedings of any group of employees, labor union, works council or similar labor organization to organize any of the Prospective Employees. There is not pending, or to Seller’s knowledge, threatened, any material strike, picketing, lockout, work stoppage or work slowdown against the Selling Parties with respect to any Prospective Employee, and there have been no such labor troubles within the past five (5) years. The Selling Parties are not engaged in any material unfair labor practice with respect to the Prospective Employees.

(c)    The Selling Parties, in all material respects, are in compliance with all applicable laws pertaining to employment and employment practices, terms and conditions of employment, wrongful discharge, labor relations, equal employment, fair employment practices, fair labor standards, workers’ compensation, statutorily mandated contributions, workplace safety and health Legal Requirements, payment of wages, immigration (including visa and work permit requirements), pay equity, wage and hour, working hours or other similar employment practices or acts, in each case, to the extent they relate to the Purchased Assets and the Prospective Employees.

(d)    Except as would not result in material liability, all payment and withholding obligations with respect to the Prospective Employees which have become due until the date of this Agreement have been fulfilled by the relevant employing entity. None of the Prospective Employees will after the Closing Date, on the basis of the currently existing employment agreements and/or based on past practice, be entitled to any material remuneration, payments or other benefits in excess of what such Prospective Employee has received prior to the Closing Date.

(e)    Except as set forth on Schedule 4.6(e), there is no material employment-related Proceeding pending or material labor dispute with any union, works council or other body of employee representatives relating to any Prospective Employees pending before any court, Governmental Authority or arbitrator or, to Seller’s knowledge, threatened, relating to the Purchased Assets or any Prospective Employee and, to Seller’s knowledge, no Prospective Employee has committed any act or omission that would be reasonably expected to give rise to any material liability for any such violation or breach. To Seller’s knowledge, no allegation of sexual or other unlawful harassment has been made during the past three (3) years against any current management-level or above Prospective Employees.

4.7    Benefit Plans.

(a)    Schedule 4.7(a) lists: (i) each material Employee Benefit Plan contributed to, sponsored or maintained by Seller or a Selling Party as of the date hereof, in each case, for the benefit of any Prospective Employee; and (ii) each material employment agreement with any Material Employee, including any material individual benefit arrangement or policy (other than any arrangement or policy that is mandatory under applicable Legal Requirements), with respect to any Prospective Employee that is a Material Employee and (iii) with regard to Prospective Employees in Germany all collective bargaining agreements, works agreements or other collective agreements, reconciliation of interest agreements and social plans under which the Prospective Employees in Germany have any entitlements to any payments or other monetary benefits (collectively, the “Seller Benefit Plans”).

(b)    Other than disclosed in Schedule 4.7(b), neither Seller nor any Selling Party sponsors or maintains any defined benefit pension plan covering any Prospective Employees, and no similar commitments or arrangements have been promised by Seller or a Selling Party to any Prospective Employees. Any obligations under such existing employee pension benefit plans (if any) have been duly fulfilled or accrued or adequate book reserves for such liabilities have been set aside.

(c)    Except as would not result in a Material Adverse Effect on the Business, Seller or a Selling Party, as applicable, has administered the Seller Benefit Plans in accordance with their terms and all applicable Legal Requirements.

(d)    Neither the execution and delivery of this Agreement nor the consummation of the Transactions will result in any material payment (including severance, golden parachute, bonus or otherwise) becoming due to any Prospective Employee, other than any such payments to be borne by the Selling Parties, assuming compliance by Purchaser and its applicable Affiliates with ARTICLE 8.

(e)    Neither Seller nor any other Person that would be considered a single employer with Seller under the Code or ERISA has at any time within the past six (6) years contributed to or had any material liability pursuant to a plan subject to Title IV of ERISA, including any “multiemployer plan” as defined in Section 4001(a)(3) of ERISA that in any such case would reasonably be expected to result in any liability to Purchaser.

(f)    Each Seller Benefit Plan that is intended to be qualified under Section 401(a) of the Code is subject to a favorable determination or opinion letter from the United States Internal Revenue Service with respect to its qualified status, and, to Seller’s knowledge, no fact or event has occurred since the date of such determination or opinion letter that would reasonably be expected to adversely affect in a material respect the qualified status of any such Seller Benefit Plan or the exempt status of any related trust.

(g)    Except as required under Section 601 et seq. of ERISA, no Seller Benefit Plan covering Prospective Employees located in the United States provides material health, life or disability insurance following retirement or other termination of employment.

4.8    Intellectual Property.

(a)    Schedule 4.8(a) sets forth an accurate, correct, and complete list of: (i) all Selling Parties Registered Intellectual Property, specifying as to each, as applicable: the title, mark, or design; the record owner (and inventor(s), if any); the jurisdiction by or in which it has been issued, registered, or filed; the issue, registration, or application serial number; the issue, registration, or filing date; the current status; and, with respect to Domain Names, for each domain name, the registrar on or through which each such domain name is registered and the registrant and owner of each such domain name, and, for each social media site and social media account, the social media service provider name, the user name(s) (including “handles” and other names, and the public identifier(s) and/or locator(s) associated therewith); (ii) all material unregistered Trademarks included in the Selling Parties Intellectual Property; (iii) all unfiled Patent applications in process as of the Closing Date that are included in the Selling Parties Intellectual Property; (iv) all submitted invention disclosures included in the Selling Parties Intellectual Property that, as of the Closing Date, do not form the subject of any Patent application; (v) all material Copyrights included in the Selling Parties Intellectual Property; (vi) all Selling Parties Software; and (vii) all other Licensed Intellectual Property exclusively used or exclusively held for use in the Business as formerly conducted in the last three (3) years or as currently conducted by the Selling Parties.

(b)    All of the Selling Parties Registered Intellectual Property is valid subsisting and enforceable, and all other Selling Parties Intellectual Property (and, to Seller’s knowledge, all Licensed Intellectual Property) is valid and enforceable. All assignments and other instruments necessary to establish, record, and perfect the applicable Selling Party’s ownership interest in the Selling Parties Registered Intellectual Property have been validly executed, delivered, and filed with the relevant Governmental Authorities and authorized registrars, and all required fees, payments, and filings related to the Selling Parties Registered Intellectual Property have been timely paid to and filed with the relevant Governmental Authorities and authorized registrars, and all fees, payments, and filings related to the Selling Parties Registered Intellectual Property and due within ninety (90) days after the Closing Date have been paid to and filed with the relevant Governmental Authorities and authorized registrars at least as of the Closing Date, or, to the extent outside vendors are utilized, instructions to pay such fees due within such ninety (90) day period have been made.

(c)    With respect to each Selling Party, each such Selling Party has taken all reasonable steps to maintain and enforce the Selling Parties Intellectual Property (and, as applicable, the Licensed Intellectual Property) and to protect and preserve the confidentiality of all Trade Secrets included therein, including by using reasonable efforts to prevent disclosure of any and all such Trade Secrets to any employee, independent contractor, consultant, or other Person who is not under a duty or obligation of confidence. To Seller’s knowledge, there has been no disclosure of any such Trade Secrets to any employee, independent contractor, consultant, or other Person who has not executed a Contract that includes terms sufficient to protect and preserve the confidentiality of any and all such Trade Secrets.

(d)    No former or current employee, independent contractor, or consultant owns any rights, titles, or interests in or to any Intellectual Property that constitutes or should constitute any Selling Parties Intellectual Property.

(e)    There is not, and has not been in the last five (5) years, any violation of any confidentiality or assignment Contract relating to the Selling Parties Intellectual Property, nor any threatened or suspected unauthorized disclosure of any Trade Secret that constitutes the Selling Parties Intellectual Property.

(f)    The respective Selling Parties are the sole and exclusive legal and beneficial (and, with respect to the Selling Parties Registered Intellectual Property, record) owners of all right, title, and interest in and to the Selling Parties Intellectual Property, and have the valid and enforceable right to use all other Intellectual Property, including all Licensed

Intellectual Property, used in or held for use in or necessary for the conduct of the Business as formerly conducted in the last three (3) years or as currently conducted by the Selling Parties, in each case, free and clear of all Encumbrances (except for Permitted Encumbrances). The Selling Parties Intellectual Property and Licensed Intellectual Property, including the Intellectual Property set forth on Schedule 4.8(a), collectively constitutes all Intellectual Property owned by, or licensed or sublicensed by or to any Selling Party that is necessary to conduct the Business as formerly conducted in the last three (3) years and as currently conducted by the Selling Parties. Other than the Selling Parties, no Person has any legal or equitable right to, or otherwise owns or claims any rights, titles, or interests in or to, any Selling Parties Intellectual Property, and no Person is entitled to receive, or has made any demand for, any payments, royalties, or other compensation for or in connection with any such Selling Parties Intellectual Property. No former or current shareholder, partner, principal, member, manager, director, officer, employee, agent, or representative of a Selling Party, and no former or current independent contractor or consultant, has any legal or equitable right to, or otherwise owns or claims any rights, titles, or interests in or to: (i) any Selling Parties Intellectual Property; (ii) to Seller’s knowledge, any Licensed Intellectual Property; or (iii) to Seller’s knowledge, any other Intellectual Property used in or held for use in or necessary for the conduct of the Business as formerly conducted in the last three (3) years or as currently conducted by the Selling Parties.

(g)    No Person has violated, infringed, interfered with, misappropriated, or otherwise come into conflict with, or is violating, infringing, interfering with, misappropriating, or otherwise coming into conflict with, any Selling Party Intellectual Property or, to Seller’s knowledge, any Licensed Intellectual Property.

(h)

(i)    Other than pending applications within the Selling Parties Registered Intellectual Property as identified on Schedule 4.8(a), there are no Proceedings before any Governmental Authority anywhere in the world related to the prosecution of any of the Selling Parties Registered Intellectual Property.

(ii)    The conduct of the Business, including the use of the Selling Parties Intellectual Property and the Licensed Intellectual Property in connection with the Business, and the products, processes, and services of the Business, has not, in the last four (4) years, infringed, misappropriated, or otherwise violated the Intellectual Property of any Person, and does not infringe, misappropriate, or otherwise violate, the Intellectual Property of any Person.

(iii)    Except as set forth on Schedule 4.8(h), there are no Proceedings (including any opposition, cancellation, revocation, review, or other proceeding), whether settled, pending, or threatened (including in the form of notices, demand letters, unsolicited offers to obtain a license, or other communications): (A) alleging any infringement, misappropriation, or other violation by any Selling Party of the Intellectual Property of any Person in the conduct of the Business as formerly conducted in the last four (4) years or as currently conducted by the Selling Parties; (B) challenging the validity, enforceability, registrability, patentability, or ownership of any Selling Parties Intellectual Property (or, to Seller’s knowledge, of any Licensed Intellectual Property);

(C) challenging a Selling Party’s right, title, or interest in or to any Selling Parties Intellectual Property (or, to Seller’s knowledge, any Licensed Intellectual Property); or (D) by a Selling Party (or, to Seller’s knowledge, by the owner of any Licensed Intellectual Property), alleging any infringement, misappropriation, or other violation by any Person of any Selling Parties Intellectual Property (or, to Seller’s knowledge, any Licensed Intellectual Property). Seller is not aware of any facts or circumstances that could reasonably be expected to give rise to any such Proceeding.

(iv)    No Selling Party is subject to any outstanding or prospective Order (including any motion or petition therefor) that does or could reasonably be expected to restrict or impair the ownership legality, validity, patentability, registrability, use, or enforceability of: (A) any Selling Parties Intellectual Property; (B) to Seller’s knowledge, any Licensed Intellectual Property; or (C) to Seller’s knowledge, any other Intellectual Property used in or held for use in or necessary for the conduct of the Business as formerly conducted in the last three (3) years or as currently conducted by Selling Parties.

(i)    Schedule 4.8(i) sets forth an accurate, correct, and complete list of all Assigned Contracts and all Selling Parties IP Contracts: (i) under which a Selling Party is a licensor or otherwise grants to any Person any right or interest relating to any Selling Parties Intellectual Property; and (ii) under which a Selling Party is a licensee or otherwise granted any right or interest relating to the Intellectual Property of any Person (including any Licensed Intellectual Property), in each case other than licenses of off-the-shelf software that do not involve payments in excess of $250,000 annually for all licenses or users thereof. Seller has provided Purchaser with true and complete copies (or in the case of any oral agreements, a true and complete written description) of all Selling Parties IP Contracts, including all modifications, amendments, and supplements thereto and waivers thereunder. Each Selling Parties IP Contract is valid and binding on each party thereto in accordance with its terms and is in full force and effect. Neither the Selling Party(ies) nor, to Seller’s knowledge, any other party thereto is, or is alleged to be, in breach of or default under, or has provided or received any notice of breach of, or default under, or intention to terminate (including by non-renewal), any Selling Parties IP Contract. Any and all royalties, fees, and other payments related to the Selling Parties IP Contract that were or are due on or before the Closing Date have been timely paid to the relevant party. Any and all royalties, fees, and other payments that have accrued and are due within ninety (90) days after the Closing Date, and that are related to the Selling Parties IP Contract under which any Selling Party is a licensee or otherwise granted any right or interest relating to the Intellectual Property of any Person (including any Licensed Intellectual Property) have been paid at least as of the Closing Date.

(j)    To the extent that any Software included in the Selling Parties Software or the Selling Parties Intellectual Property is subject to, or used in connection with any other Software that is subject to, any “general public,” “open source,” “copyleft,” or other similar license(s) or distribution model(s), neither the use of such Software (whether of the Selling Parties Software or of the Selling Parties Intellectual Property) in the conduct of the Business as formerly conducted in the last three (3) years or as currently conducted by the Selling Parties, nor the execution, delivery, or performance of this Agreement or the consummation of the transactions contemplated hereunder, will require the public distribution, dissemination, or publication, in whole or in part, of the source code of any such Software (whether of the Selling Parties Software or of the Selling Parties Intellectual Property).

(k)    Upon the Closing and immediately thereafter, all Selling Parties Intellectual Property and all Licensed Intellectual Property will, in each case, be owned by, or licensed or sublicensed by or to, or held by Purchaser in the same manner and on the same terms as such Selling Parties Intellectual Property and such Licensed Intellectual Property was owned by, or licensed or sublicensed by or to, or held by the Selling Parties immediately prior to the Closing Date, and will be free and clear of any and all Encumbrances. Neither the execution, delivery, or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of, or payment of any additional amounts with respect to, or require the consent of any other Person in respect of, Purchaser’s right to own or use any Selling Parties Intellectual Property or any Licensed Intellectual Property in the Business as formerly conducted in the last three (3) years or as currently conducted by the Selling Parties.

(l)    Each Selling Party has complied in all material respects with all terms of use, terms of service, and other Contracts and all associated policies and guidelines relating to all social media accounts and all other social media platforms, sites, or services exclusively used in the conduct of the Business as currently conducted (collectively, “Platform Agreements”). To Seller’s knowledge, there are no Proceedings, whether settled, pending, or threatened, alleging any: (i) breach or other violation of any Platform Agreement by a Selling Party or (ii) defamation, violation of publicity rights of any Person, or any other violation by a Selling Party in connection with any such social media accounts or other social media platforms, sites, or services exclusively used in the conduct of the Business as currently conducted.

4.9    Authority; Binding Nature of Agreements.

(a)    Seller has all requisite corporate power and authority to execute and deliver this Agreement and to carry out the provisions of this Agreement. Each Selling Party has all requisite corporate power and authority to execute and deliver the other Transaction Agreements to which it is a party and to carry out the provisions of the other Transaction Agreements to which it is a party.

(b)    The execution, delivery and performance by Seller of this Agreement have been approved by all requisite corporate action on the part of Seller. The execution, delivery and performance by each of the Selling Parties of the other Transaction Agreements to which it is a party have been, or will be, approved by all requisite corporate action on the part of such Selling Party. The execution, delivery and performance by Seller of this Agreement and the other Transaction Agreements does not require the approval of the shareholders of Seller.

(c)    This Agreement has been duly and validly executed and delivered by Seller. Each of this Agreement and the other Transaction Agreements to which a Selling Party is party constitutes, or upon execution and delivery, will (assuming due authorization, execution and delivery by Purchaser or its Affiliates, as applicable) constitute, the legal, valid and binding obligation of such Selling Party, enforceable against such Selling Party in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles related to or limiting creditors’ rights generally and by general principles of equity (the “General Enforceability Exceptions”).

4.10    No Conflicts; Required Consents. Neither the execution, delivery and performance of this Agreement nor any other Transaction Agreement by any of the Selling Parties nor the consummation of any of the Transactions will:

(a)    conflict with, violate or result in any breach of any of the provisions of the organizational documents of any of the Selling Parties;

(b)    except as set forth on Schedule 4.10(b), require the consent, notice or other action by any Person under, conflict with, result in a violation of breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Material Contract or any Permit affecting the properties or assets of the Business

(c)    other than with respect to Antitrust Laws, give any Governmental Authority or other Person the right to exercise any remedy or obtain any relief under any Legal Requirement or any Order to which such Selling Party is bound or any of the Purchased Assets is subject;

(d)    result in the imposition or creation of any Encumbrance upon or with respect to any Purchased Asset; or

(e)    other than with respect to Antitrust Laws, require such Selling Party to make or deliver any material filing or material notice to a Governmental Authority, other than reporting under the Securities Exchange Act of 1934.

4.11    Material Contracts.

(a)    Schedule 4.11 sets forth an accurate, correct and complete list of any contracts that any Selling Party is currently a party to that apply exclusively to the operation of the Business and to which any of the descriptions set forth below apply:

(i)    All Contracts relating to the leasing of real property;

(ii)    Any Contract for capital expenditures in excess of $1,000,000;

(iii)    Any Contract involving financing or borrowing of money, any liability for borrowed money, any obligation for the deferred purchase price of property in excess of $1,000,000 (excluding normal trade payables) or guaranteeing in any way any Contract in connection with any Person;

(iv)    Any collective bargaining agreement or other Contract with a labor union, works council or similar labor organization that applies to any of the Prospective Employees;

(v)    Any Contract with an agent or distributor that currently sells or distributes any of the Products that resulted in sales of greater than $1,000,000 of the Products in the 12-month period ending May 31, 2023;

(vi)    Any Contract containing covenants restricting any Selling Party with respect to the Business from competing in any line of business or with any Person in any geographical area;

(vii)    Any Contract related to the acquisition of a business or the equity of any other Entity in the five (5) years prior to the date hereof;

(viii)    Any Selling Parties IP Contract (other than licenses of off-the-shelf software that do not involve payments in excess of $250,000 annually for all licenses or users thereof);

(ix)    Any Contract that provides for the employment of any Prospective Employee that cannot be terminated at any time and for any reason by a Selling Party without liability to a Selling Party;

(x)    Any Contract involving a joint venture, affiliation or joint development arrangement;

(xi)    Any Contract with any Governmental Authority;

(xii)    Any Contract which provides for payment or performance by either party thereto having an aggregate value of $3,500,000 or more on an annual basis, other than any Seller Benefit Plan or any Contract with an agent or distributor that is not required to be disclosed pursuant to Section 4.11(a)(v); and

(xiii)    Any proposed arrangement of a type that, if entered into, would be a Contract described in any of (i) through (xii) above.

(b)    Seller has delivered accurate, correct and complete copies of all Material Contracts, including all material modifications, amendments and supplements thereto and waivers thereunder (or written summaries of the material terms thereof, if not in writing), subject to any redactions set forth therein.

(c)    Each Material Contract is currently valid and in full force and effect, is enforceable by a Selling Party and, to Seller’s knowledge, each other party thereto, in accordance with its terms, in each case, subject to the General Enforceability Exceptions.

(d)    (i)     Except as set forth on Schedule 4.11(d), no Selling Party is in default under or in breach of (or is alleged to be in default under or in breach of) any Material Contract or has provided or received any notice of any intention to terminate any Material Contract, and to Seller’s knowledge, no other party is in default under or in breach of (or is alleged to be in default under or in breach of) any Material Contract to which it is a party or has provided or received notice of any intention to terminate any such Material Contract. No event has occurred, and no circumstance or condition exists, that might (with or without notice or lapse of time) (A) result in a violation or breach of any material provision of any Material Contract or (B) give any Person the right to accelerate the maturity or performance of any Material Contract, or to cancel, terminate or modify any Material Contract; and (ii) no Selling Party has waived any material right under any Material Contract.

(e)    The performance of the Material Contracts will not result in any violation of or failure by any Selling Party to comply with any Legal Requirement.

4.12    Insurance. Certain current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance maintained by a Selling Party relating to the Purchased Assets, the Business, or the Prospective Employees (collectively, the “Insurance Policies”) will cease to provide coverage for the Purchased Assets effective upon Closing. There are no claims related to the Business pending under any such Insurance Policies as to which coverage has been questioned, denied or disputed in respect of which there is an outstanding reservation of rights.

4.13    Title; Condition and Sufficiency of Assets.

(a)    The Selling Parties are the sole and exclusive owners of and have good and valid title to, or valid and subsisting leasehold interests in, all of the Purchased Assets (other than with respect to Intellectual Property (which is addressed in Section 4.8)), except in each case, for any failures which would not materially and adversely impair the operation of the Business immediately following the Closing.

(b)    Each piece of machinery and equipment included in the Purchased Assets is in good operating condition and repair, are structurally sound, and are adequate for the uses to which they are being put, in each case, taking into account its age and usage. None of the machinery and equipment are in need of maintenance or repairs, except for ordinary, routine maintenance and repairs that are not material in nature or cost.

(c)    Except as set forth on Schedule 4.13(c), the Purchased Assets, together with (i) the administrative, back-office and professional services from accounting, audit, compliance, customs, legal, treasury, finance, tax, human resources, payroll, benefits, information technology, maintenance, insurance, logistics, marketing, sales, supply chain, customer service or other administrative groups, in each case that are currently provided by the Selling Parties, any of their Affiliates or any third party to the Business as well as to the Selling Parties or one or more of their Affiliates generally, (ii) the services of the Prospective Employees, (iii) any Shared Contracts, (iv) any Contracts as to which a Consent is required in connection with the consummation of the Transactions but not obtained, (v) the services to be provided by the Selling Parties and their Affiliates to Purchaser and its Affiliates pursuant to this Agreement, the Transition Services Agreement and the other agreements contemplated hereby, (vi) the Seller Marks licensed to Purchaser pursuant to the Trademark License, and (vii) any real property used in the operation of the Business other than the Leased Real Property constitute all of the material assets used in the operation of the Business in all material respects as operated on the date hereof by the Selling Parties and their respective Affiliates and are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted immediately prior to the Closing. In the event of any inaccuracy in this Section 4.13(c) due to a good faith omission by Seller of an asset, such inaccuracy shall be deemed cured if Seller promptly causes such asset (or the benefits and burdens of such asset) to be transferred to Purchaser.

4.14    Motor Vehicles. Schedule 4.14 sets forth an accurate and complete list of all Owned and Leased Vehicles as of the date hereof. All such Owned and Leased Vehicles are (a) properly licensed and registered in accordance with applicable law and (b) in good operating condition and repair (reasonable wear and tear excepted).

4.15    Real Property.

(a)    Schedule 4.15(a) sets forth a true, correct and complete list of all leases, subleases, licenses, concessions and other agreements (whether written or oral), including all amendments, extensions, renewals, guaranties and other agreements related to, used by, necessary for the conduct of or held for use in connection with the Business that are Assigned Contracts (the real property leased thereby, the “Leased Real Property”). Seller has delivered to Purchaser a true, correct and complete copy of each such real property lease. Each real property lease set forth on Schedule 4.15(a) is in full force and effect in all material respects and, to the knowledge of Seller, there are no condemnation or appropriation proceedings pending or threatened against any such premises. No real property lease set forth on Schedule 4.15(a) has been terminated. No event of default or event, occurrence, condition or act has occurred which, with the giving of notice, the lapse of time or the happening of any further event or condition, would constitute a default under such real property leases. The applicable Selling Party has paid all rent due and payable under each such real property lease. The applicable Selling Party has not subleased, assigned or otherwise granted to any Person the right to use or occupy such Leased Real Property or any portion thereof.

(b)    Seller has not received notice of, and to the knowledge of Seller there are no, facts, circumstances, conditions or occurrences that would, individually or in the aggregate, constitute a material breach of any Legal Requirement concerning health, safety, building or zoning matters which in any such case affect any of the Leased Real Properties or any buildings or structures thereon. Seller has not received notice of any (i) existing, pending or threatened condemnation proceedings affecting the Leased Real Property or (ii) existing, pending or threatened zoning, building code or other moratorium proceedings, or similar matters that could reasonably be expected to adversely affect the operation of the Leased Real Property. Neither the whole nor any portion of the Leased Real Property has been damaged or destroyed by fire or other casualty.

4.16    Environmental Matters.

(a)    There are no material pending or, to the knowledge of Seller, threatened Environmental Claims.

(b)    There are no facts, circumstances, conditions or occurrences regarding any Purchased Asset or the Business that would be reasonably anticipated (i) to form the basis of a material Environmental Claim or (ii) cause any Purchased Asset to be subject to any restrictions on its ownership or occupancy under any Environmental and Safety Law. No Selling Party nor, to the knowledge of the Seller, any other Person, has Released any Materials of Environmental Concern at, onto or from the Leased Real Property that require investigation, assessment, cleanup, remediation or any other type of response action by Seller relating to the Business pursuant to any Environmental and Safety Law or that could be the basis for any material liability by Seller relating to the Business pursuant to any Environmental and Safety Law.

(c)    The Business is being and for the last three (3) years has been conducted in compliance with all material Environmental and Safety Laws and the Selling Parties have obtained and is in material compliance with, all Environmental Permits required under Environmental and Safety Laws for the operation of the Business and operations at the Leased Real Property and for the conduct of the Selling Parties’ operations, and any applications for renewal of such Environmental Permits have been submitted on a timely basis. All Environmental Permits issued to Seller are listed in Schedule 4.16(c).

(d)    No Selling Party has installed any underground storage tanks at the Leased Real Property, and to the knowledge of Seller, there are no underground tanks and related pipes or pumps regardless of their use or purpose, whether active or abandoned, at the Leased Real Property. Except in compliance with applicable Environmental and Safety Law, to the knowledge of Seller there is no asbestos or any asbestos-containing materials used in, applied to or in any way incorporated in any building, structure or other form of improvement on the Leased Real Property.

(e)    Seller has not used, generated, manufactured, refined, transported, treated, stored, handled, disposed, transferred, produced or processed any Materials of Environmental Concern at, under or upon the Leased Real Property except in material compliance with all applicable Environmental and Safety Laws.

(f)    Seller has delivered, or caused to be delivered, to Purchaser true, correct and complete copies of all material reports, assessments, or investigations in its possession or control concerning Releases of Materials of Environmental Concern at the Leased Real Property or compliance with or liability under Environmental and Safety Laws with respect to the Business.

4.17    Compliance with Laws. Except as set forth on Schedule 4.17, each Selling Party, with respect to the Business, for the past three (3) years has complied, and is in compliance, in all material respects, with each Legal Requirement that is applicable to it in connection with any of its properties, assets, operations or business, and no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) constitute, or result directly or indirectly in, a default under, a material breach or violation of, or a material failure to comply with, any such Legal Requirement. As of the date hereof, no Selling Party, with respect to the Business, has received any written or, to the knowledge of Seller, oral notice from any third party that it or any of its agents is in material violation of any Legal Requirement.

4.18    Governmental Approvals; Product Liability.

(a)    Except as set forth on Schedule 4.18(a), within the last five (5) years prior to the date of this Agreement, (i) neither Seller nor any BD

Subsidiary has initiated any material recall, field corrective action, market withdrawal or replacement, or safety alert related to any Products (and none or pending or, to the knowledge of Seller, threatened) and (ii) no report of material defects or malfunctions involving any Product has been filed or is required to have been filed with any Governmental Authority under any United States or foreign law, rule or regulation. Except as set forth on Schedule 4.18(a), there are no pending, and within the last five (5) years prior to the date of this Agreement, there have not been any, actions, claims or, written or, to the knowledge of Seller, oral threats thereof related to product liability involving any Products, and no such actions, claims or threats have been settled, adjudicated or otherwise disposed of within the five (5) years prior to the date of this Agreement.

(b)    There are no citations, decisions, adjudications or written statements by any Governmental Authority or consent decrees stating that any Product is defective or unsafe or fails to meet any standards promulgated by any such standards. Seller has no knowledge of any fact or condition related to any Product that would reasonably be expected to impose upon any Selling Party a duty to recall any Product or material liability for returns or other product liability claims with respect to any Product. Each Product sold or otherwise delivered by a Selling Party has been in material conformity with all applicable material contractual commitments and all warranties. No Product provided, manufactured, sold, leased or delivered, as applicable, by a Selling Party is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale, lease or service. Schedule 4.18(b) sets forth as of the date hereof true, correct and complete copies of the standard terms and conditions of sale, lease or service of the Selling Parties with respect to the Products.

(c)    The Selling Parties, with respect to the Business, (i) have obtained all applicable Governmental Approvals required to manufacture, market, store, and distribute the Products and otherwise to operate the Business and (ii) have made all filings with, and given all notifications to, all Governmental Authorities as required by all applicable Legal Requirements. All approvals and clearances with respect to the Products as of the date hereof are set forth in Schedule 4.18(c) and remain in full force and effect in all material respects, and there are no notices related to the withdrawal of any such approval or clearance or requiring any modification of a product in order to preserve any such approval or clearance.

(d)    Each Governmental Approval set forth in Schedule 4.18(c) is valid and in full force and effect in all material respects, and there is not pending or, to the knowledge of Seller, threatened any Proceeding which could result in the suspension, termination, revocation, cancellation, limitation or impairment of any such Governmental Approval, filing or notification. No violations have been recorded in respect of any Governmental Approvals. No fines or penalties are due and payable in respect of any Governmental Approval or any violation thereof other than those that, alone or in the aggregate, would not have a Material Adverse Effect on the Business.

4.19    Proceedings and Orders.

(a)    Except as set forth on Schedule 4.19(a), there is no material Proceeding pending or, to the knowledge of Seller, threatened in writing (i) against or by any Selling Party affecting any of the Purchased Assets or the Business as conducted by any Selling Party, or (ii) against or by any

Selling Party that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To the knowledge of Seller, no event has occurred, and no condition or circumstance exists, that might directly or indirectly give rise to or serve as a basis for the commencement of any such Proceeding. No insurance company has asserted that any such Proceeding is not covered by the applicable policy related thereto.

(b)    No Selling Party’s (with respect to the Business) properties, assets, operations or businesses, nor any of the Purchased Assets, is subject to any Order or any proposed Order.

(c)    Except as set forth on Schedule 4.19(c), there are no Proceedings pending or, to the knowledge of Seller, threatened in writing relating to the Business, which, if adversely determined, may have or which have had in the past three (3) years a Material Adverse Effect on the Business.

4.20    Data Security.

(a)    General. Seller maintains written policies and procedures regarding security, privacy, and use of Personally Identifiable Information that are applicable to Seller and each Selling Party and that are commercially reasonable, consistent with applicable Data Protection Law and with industry practices relevant to the Business.

(b)    Personally Identifiable Information. Seller has, and Seller has ensured that each Selling Party has, in the operation of the Business, complied for the last three (3) years, in all material respects, with applicable Data Protection Laws, material contractual and fiduciary obligations, such Selling Party’s terms of use and material service Contracts, and any privacy policies published by such Selling Party relating to Personally Identifiable Information. The execution, delivery and performance of this Agreement complies, in all material respects, with applicable Data Protection Laws, and with all material contractual and fiduciary obligations of each Selling Party.

(c)    Protection of Personally Identifiable Information. Seller has taken commercially reasonable steps (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) designed to ensure that all Personally Identifiable Information of the Business held or controlled by any Selling Party is reasonably protected against loss and against unauthorized access, use, modification, disclosure or other misuse. To Seller’s knowledge, in the last three (3) years, with respect to the Business, there has been no unauthorized access, acquisition, disclosure, use, loss, or misuse of Personally Identifiable Information which created serious risks for the Selling Parties, third parties, or individuals. No such event, even when appropriately notified to any third party or Governmental Authority under applicable Legal Requirements has triggered inquiries, investigations or sanctions, or has been viewed as having been caused by a breakdown in the Seller control environment. Seller has not been subject to any significant ransomware attack or business email violations affecting the Business.

(d)    Bugs and Defects. Seller is not aware of any material errors, bugs or defects with respect to any software, firmware, or hardware included in the Purchased Assets that will adversely affect the use or functionality of such owned software, firmware, or hardware.

(e)    Security Measures. Seller has, and Seller has ensured that each Selling Party has, taken commercially reasonable steps to protect the information technology systems used by, and necessary to the operation of, the Business.

4.21    Related Persons. Solely with respect to the Business, and except as set forth in Schedule 4.21, no officer, director, manager, shareholder, partner or member of any Selling Party, any member of a Transferred Employee’s immediate family or any of their respective Affiliates (“Related Persons”) (i) owes any amount to any Selling Party, nor does any Selling Party owe any amount to, or has a Selling Party committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person, (ii) is involved in any Contract, business arrangement or other relationship with a Selling Party, (iii) owns any property or right, tangible or intangible, that is used by any Selling Party, (iv) has any claim or cause of action against any Selling Party or (v) owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person that is a competitor, supplier, customer, landlord, tenant, creditor or debtor of any Selling Party.

4.22    Healthcare Compliance.

(a)    In the last three (3) years, each of the Selling Parties has complied, and is in compliance, in all material respects, with all Healthcare Laws with respect to the Business and all Products.

(b)    Each of the Selling Parties are operating in material compliance with all material Permits required by any Governmental Authority in order to conduct the Business. All Products have been and are being Developed, Manufactured and Commercialized in material compliance with all applicable Legal Requirements, including all Healthcare Laws.

(c)    Except as set forth on Schedule 4.22(c), none of the Selling Parties are subject to any action by or before any Governmental Authority alleging a material violation of Healthcare Laws by such Selling Party with respect to the Business. No Selling Party has, in the last three (3) years, received any written or, to Seller’s knowledge, oral notice from a Governmental Authority alleging a material violation of any Healthcare Law in the conduct of the Business.

(d)    None of the Selling Parties or any of their respective officers or directors or any of the employees or independent contractors of the Business: (i) is excluded, suspended or debarred from participation or is otherwise ineligible to participate in any federal or individual state health care program, including the federal health care programs defined in 42 U.S.C. § 1320a-7b(f); or (ii) has been convicted of any crime that could reasonably lead to any Selling Party becoming a Debarred Entity, Excluded Entity or Convicted Entity.

(e)    None of the Selling Parties is a party to or bound by any Order, monitoring agreements, settlement agreements, consent decrees, or other formal or informal agreements with or imposed by any Governmental Authority concerning compliance with any Healthcare Laws in the conduct of the Business, and, to Seller’s knowledge, no such agreement or Order has been threatened against any Selling Party in writing. Within the past three (3) years, with respect to the Business, none of the Selling Parties have engaged in any voluntary disclosure or mandatory self-disclosure to any Governmental Authority concerning any alleged, potential or actual material non-compliance with any material Legal Requirements, including any Healthcare Laws, and, to Seller’s knowledge, no such self-disclosure to any Governmental Authority is required.

(f)    Except as set forth on Schedule 4.22(f), none of the Selling Parties, nor, to Seller’s knowledge, any of its CMOs in the last five (5) years has received from any Governmental Authority any (i) inspection reports, including Forms FDA-483, (ii) notices of adverse findings, notices of violation, warning or “untitled” letters or minutes of meetings, or (iii) other written correspondence from any Governmental Authority concerning the Products asserting that the operations of the Business or any of its CMOs are not in material compliance with applicable Legal Requirements, in each case of clauses (i)-(iii), with respect to the Business.

(g)    Except as set forth on Schedule 4.22(g), none of the Selling Parties has received notice from any CMO or supplier of any material interruption of supply or Manufacturing capacity, shortage of raw materials, components or other Manufacturing problems that would have a material effect on the subsequent Development or Commercialization of the Products, nor, to Seller’s knowledge, do any conditions exist that reasonably could be expected to lead to such Manufacturing problems with respect to the Products.

(h)    With respect to the Business, to the extent any of the Selling Parties has arrangements with HCPs, the Selling Party has policies in place intended to ensure that Contracts with an HCP in a position to generate business for such Selling Party to which such Selling Party is a party complies in all material respects with applicable Healthcare Laws.

(i)    No Selling Party, nor any of their respective employees or agents acting on their behalf, have made an untrue or fraudulent statement to the FDA or any other similar Governmental Authority of competent jurisdiction, or in any records and documentation prepared or maintained to comply with the applicable Healthcare Laws, with respect to any Product or the Company’s Business, nor have such parties failed to disclose a material fact required to be disclosed to the FDA or other applicable Governmental Authorities.

4.23    Brokers. Other than with respect to fees or commissions that will be borne solely by the Selling Parties, no Selling Party has retained any broker or finder or incurred any liability or obligation for any brokerage fees, commissions or finders fees with respect to this Agreement or the Transactions.

ARTICLE 5.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

5.1    Organization and Good Standing. Purchaser (a) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (b) is duly qualified to conduct business under the laws of each jurisdiction in which the nature of its business, the operation of its assets or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified would not impair or delay the ability of Purchaser to consummate the Transactions; (c) has full power and authority required to carry on its business as now being conducted, except for failures that would not impair or delay the ability of Purchaser to consummate the Transactions.

5.2    Authority; Binding Nature of Agreements.

(a)    Purchaser has all requisite corporate and other power and authority to execute and deliver this Agreement and all other Transaction Agreements to which it is a party and to carry out the provisions of this Agreement and the other Transaction Agreements.

(b)    The execution, delivery and performance by Purchaser of this Agreement and the other Transaction Agreements have been approved by all requisite action on the part of Purchaser. The execution, delivery and performance by Purchaser of this Agreement and the other Transaction Agreements does not require the approval of the shareholders of Purchaser.

(c)    This Agreement has been duly and validly executed and delivered by Purchaser. Each of this Agreement and the other Transaction Agreements to which Purchaser is a party constitutes, or upon execution and delivery, will (assuming due authorization, execution and delivery by the Selling Parties, as applicable) constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the General Enforceability Exceptions.

5.3    No Conflicts; Required Consents. Neither the execution, delivery and performance of this Agreement nor any other Transaction Agreement by Purchaser will:

(a)    conflict with, violate or result in any breach of (i) any of the provisions of the organizational documents of Purchaser; (ii) any resolution or corporate action of Purchaser; (iii) any of the terms or requirements of any Governmental Approval held by Purchaser or that otherwise relates to the Transactions; or (iv) any provision of any Contract binding upon Purchaser, other than such conflicts, violations and breaches that, alone or in the aggregate, would not have a Purchaser Material Adverse Effect;

(b)    other than with respect to Antitrust Laws and except as, alone or in the aggregate, would not have a Purchaser Material Adverse Effect, give any Governmental Authority or other Person the right to (i) exercise any remedy or obtain any relief under any Legal Requirement or any Order to which Purchaser or any of its assets is bound or (ii) declare a default of, exercise any remedy under, accelerate the performance of, cancel, terminate, modify or receive any payment under any Contract binding upon Purchaser; or

(c)    other than with respect to Antitrust Laws, require Purchaser to make or deliver any material filing or material notice to a Governmental Authority.

5.4    Financing. Purchaser has and will continue to have on the Closing Date all funds necessary to pay the Purchase Price pursuant to Section 3.3(a) and to perform and consummate the Transactions and the other Transaction Agreements on the terms and subject to the conditions hereunder and thereunder. Purchaser acknowledges and agrees that its obligations hereunder are not subject to any conditions regarding Purchaser’s or any other purchaser’s ability to obtain financing for the consummation of the transactions contemplated by this Agreement.

5.5    Proceedings and Orders.

(a)    There is no Proceeding pending or, to the knowledge of Purchaser, threatened against Purchaser that has had a Purchaser Material Adverse Effect.

(b)    Purchaser is not subject to any Order or any proposed Order that has had a Purchaser Material Adverse Effect.

5.6    Brokers. Other than with respect to fees or commissions that will be borne solely by Purchaser, Purchaser has not retained any broker or finder or incurred any liability or obligation for any brokerage fees, commissions or finder’s fees with respect to this Agreement or the Transactions.

ARTICLE 6.

PRE-CLOSING COVENANTS

6.1    Conduct of the Business Prior to Closing. Except as contemplated in this Agreement, as required by Legal Requirement, with the written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) or a COVID-19 Action, from the date of this Agreement until immediately prior to the Closing or the earlier termination of this Agreement pursuant to its terms, Seller shall, and shall cause its Affiliates and Representatives to, in each case with respect to the Business:

(a)    operate the Business in the ordinary course of business in a manner that is consistent with past practices;

(b)    use commercially reasonable efforts to (i) keep available the services of the Prospective Employees and (ii) maintain and preserve intact the material relationships of the Business with customers, lenders, suppliers, regulators, and others having business relationships with Seller with respect to the Business, in each case, in the ordinary course of business in a manner that is consistent with past practices;

(c)    refrain from taking any action which if taken after the Balance Sheet Date would have been required to be disclosed on Schedule 4.4.

6.2    No Solicitation. Until the earlier of (a) the Closing and (b) the termination of this Agreement pursuant to its terms, no Selling Party shall, and no Selling Party shall permit its Affiliates or Representatives to (i) initiate, solicit or knowingly encourage (including by way of furnishing information regarding the Business or the Purchased Assets) the submission of any proposal concerning the sale of all or any part of the Purchased Assets other than sales of

Products in the ordinary course of business (whether by way of merger, purchase of capital shares, purchase of assets or otherwise) (a “Competing Transaction”) or (ii) hold any discussions or enter into any agreements with, or provide any information or respond to, any third party concerning a proposed Competing Transaction or cooperate in any way with, agree to, assist or participate in, solicit, consider, entertain, facilitate or encourage any effort or attempt by any third party to do or seek any of the foregoing. Notwithstanding the foregoing, a “Competing Transaction” shall not include any transaction that involves the sale of all or substantially all of the assets of Seller (whether by way of merger, purchase of capital shares, purchase of assets or otherwise), provided that Seller shall cause each purchaser in any such transaction to assume and fulfill Seller’s obligations with respect to this Agreement.

6.3    Access to Information. From the date of this Agreement until the Closing, Seller shall, and shall cause its Affiliates to (i) permit Purchaser and its Representatives to have reasonable access, in a manner so as not to interfere with the normal business operations of the Business, to all premises, properties, books, records (including Tax records) contracts and documents exclusively related to the Business and (ii) furnish Purchaser with all financial, operating and other data and information related exclusively to the Business (including copies thereof), as Purchaser may reasonably request; provided, however, that Seller shall not be required to permit any inspection or other access, or to disclose any information that in the reasonable judgment of Seller would: (A) result in the disclosure of any Trade Secrets or other competitively-sensitive information, (B) violate any obligation of Seller or its Affiliates with respect to confidentiality entered into prior to the date of this Agreement, (C) violate or result in the loss or material impairment of any information subject to the attorney-client privilege or the attorney work product doctrine or (D) violate any Legal Requirement. Without limiting the generality of the foregoing, Seller shall not be required to permit any inspection or other access to, or disclose any information regarding, any personnel file, human resources file, or other employment-related files maintained with respect to any Prospective Employee. Unless permitted by Seller in its sole discretion, Purchaser agrees that it shall not undertake any environmental testing in connection with the access provided in this Section 6.3. Any such access will be provided or conducted during normal business hours upon reasonable advance notice to Seller, under the reasonable supervision of Seller’s personnel and in such a manner as not to interfere with the normal operations of Seller and its Affiliates. All requests by Purchaser for access pursuant to this Section 6.3 shall be submitted or directed exclusively to such individual or individuals as Seller may designate in writing from time to time (including in response to Purchaser’s request). Prior to the Closing, without the prior written consent of Seller, which will not be unreasonably withheld or delayed, none of Purchaser or any of its Affiliates shall contact any employees of, suppliers to or customers of the Business or any other person with a material business relationship with Seller or its Affiliates. Purchaser shall, and shall cause its Affiliates to, abide by the terms of the Confidentiality Agreement with respect to any access or information provided pursuant to this Section 6.3 or otherwise, in accordance with the terms of such Confidentiality Agreement.

6.4    Commercially Reasonable Efforts. Subject to Section 6.5, from the date of this Agreement until the Closing, each of the Selling Parties and Purchaser shall use commercially reasonable efforts to cause to be fulfilled and satisfied all of the conditions to Closing set forth in ARTICLE 9.

6.5    Governmental Review.

(a)    Subject to the terms and conditions of this Agreement (but notwithstanding Section 6.4), each of the parties hereto shall cooperate with the other parties hereto and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing set forth in Section 9.3 to be satisfied as promptly as practicable, including preparing and filing promptly and fully all documentation in respect of the satisfaction of information or consultation obligations with respect to works councils in each jurisdiction in which information on consultation obligations are required by applicable Legal Requirements to consummate the Transactions and all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents under applicable Antitrust Laws, (ii) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to satisfy the information or consultation obligations with respect to works councils in each jurisdiction in which information on consultation obligations are required by applicable Legal Requirements to consummate the Transactions and (iii) obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority necessary, proper or advisable under applicable Antitrust Laws to consummate the Transactions.

(b)    In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and in any event within ten (10) Business Days of the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.5 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable. Purchaser shall be responsible for the payment of all filing fees incurred in connection with the filings under the HSR Act.

(c)    Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions under Antitrust Laws and in connection with any investigation or other inquiry by or before a Governmental Authority relating to Antitrust Laws and (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority. Subject to applicable Legal Requirements relating to the exchange of information, each of the parties hereto shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the other parties hereto and their respective Affiliates, as the case may be, that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Transactions related to Antitrust Laws.

(d)    In furtherance and not in limitation of the covenants of the parties contained in this Section 6.5, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Authority with respect to Antitrust Laws or works councils in any jurisdiction in which information on consultation obligations are required by applicable Legal Requirements to consummate the Transactions. Without limiting any other provision hereof, Purchaser shall use reasonable best efforts to take promptly any and all actions necessary to avoid or eliminate each and every impediment under any Antitrust Law or works council obligations that may be asserted by any Governmental Authority with respect to the Transactions so as to enable the consummation of the Transactions to occur as soon as reasonably possible (and in any event no later than the Drop-Dead Date), including (A) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of, or holding separate (through the establishment of trust or otherwise) such of the assets or businesses to be acquired by it pursuant hereto; (B) terminating existing agreements with respect to such Purchaser’s existing products; (C) entering into re-distribution agreements with a third party with respect to Purchaser’s existing products; or (D) otherwise taking or committing to take actions that limit Purchaser or its Affiliates’ freedom of action with respect to, or its ability to retain, one or more of its or its Affiliates’ businesses, product lines or assets; in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the consummation of the Transactions or that would make the consummation of the Transactions in accordance with the terms of this Agreement unlawful. In addition, Purchaser shall defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would restrain or prevent the consummation of the Transactions by the Drop-Dead Date.

ARTICLE 7.

POST-CLOSING COVENANTS

7.1    Software Licenses. Purchaser shall acquire all licenses or approvals required from third-party vendors prior to the operation of any BD Standard Build Software or shall remove or otherwise not use the portion of the BD Standard Build Software for which Purchaser has not obtained the required licenses or approvals from third-party vendors, and for a period of six (6) months after Closing, Seller agrees to use commercially reasonable efforts to cooperate with Purchaser to obtain such licenses or approvals.

7.2    Cooperation. After the Closing, subject to Section 1.4(d), upon the reasonable request of Purchaser, Seller shall, and shall cause each other Selling Party to, use commercially reasonable efforts to (i) execute and deliver any and all further materials, documents and instruments of conveyance, transfer or assignment as may reasonably be requested by Purchaser to effect, record or verify the transfer to, and vesting in Purchaser, of such Selling Party’s right, title and interest in and to the Purchased Assets, free and clear of all Encumbrances, in accordance with the terms of this Agreement, (ii) cooperate with Purchaser, at Purchaser’s expense, to enforce the terms of any Assigned Contracts, including terms relating to confidentiality and Intellectual Property, and to transfer all Governmental Approvals (to the extent transferable) to Purchaser and (iii) cooperate with reasonable requests from Purchaser to ensure an orderly transfer of customer relationships involving the Business to Purchaser. After the Closing, Seller shall, and shall cause each other Selling Party to, promptly deliver to Purchaser (i) any mail, packages, orders, inquiries and other communications addressed to such Selling Party and relating to the Business and (ii) any property that such Selling Party receives and that properly belongs to Purchaser. After the Closing, Purchaser shall, and shall cause its Affiliates to, promptly deliver to Seller (i) any mail, packages, orders, inquiries and other communications addressed to a Selling Party or its Affiliates and relating to a business of a Selling Party or its Affiliates other than the Business and (ii) any property that Purchaser or such Affiliate receives and that properly belongs to a Selling Party or any of its Affiliates.

7.3    Return of Assets; Transfer of Purchased Assets; Transfer of Possession.

(a)    If, for any reason after the Closing, (i) any asset is ultimately determined to be an Excluded Asset, (ii) Purchaser is found to be in possession of any Excluded Asset or subject to an Excluded Liability or (iii) the parties hereto determine that any Assigned Contract is not exclusively related to the Business: (1) Purchaser shall return or transfer and convey (without further consideration) to the appropriate Selling Party, and Seller shall, and shall cause each other Selling Party to, accept or assume, as applicable, such asset or Excluded Liability; (2) Seller shall cause the appropriate Selling Party to assume (without further consideration) any liabilities associated with such assets or Excluded Liabilities; (3) Purchaser shall, and Seller shall cause the appropriate Selling Party to, execute such documents or instruments of conveyance or assumption and take such further acts which are reasonably necessary or desirable to effect the transfer of such asset or Excluded Liability back to the Selling Party; and (4) in the case of any contract described in the foregoing clause (iii) that is transferred back to Seller, Seller shall use commercially reasonable efforts to cooperate with Purchaser in Purchaser’s efforts to enter into a new contract with such counterparty on substantially the same terms as exist under such contract, in each case, as of the Closing; provided, however, that the portion related to the Products of each such contract for which the parties have received consent to such partial assignment shall thereafter be deemed to be an Assigned Contract hereunder and, if applicable, the Selling Parties shall promptly wholly assign, or partially assign, such portion to Purchaser.

(b)    In the event that any Purchased Asset or Assumed Liability is discovered by the Selling Parties or any of their Affiliates or identified to Seller in writing by Purchaser at any time after the Closing Date, possession or ownership of which has not been transferred to, or assumed by, either Purchaser or its Affiliates at such time, the Selling Parties shall promptly take such steps as may be required to transfer, or cause to be transferred, such Purchased Assets or Assumed Liabilities to such Purchaser, subject to Section 1.3 and otherwise in accordance with the terms of this Agreement, at no additional charge to Purchaser or its Affiliates, and Purchaser or its Affiliates shall accept such Purchased Assets or assume such Assumed Liabilities, as the case may be.

(c)    Physical possession of any tangible Purchased Assets shall be transferred to Purchaser on the Closing Date. With regard to the Purchased Assets located in Germany, to the extent that tangible Purchased Assets are in the physical possession of third parties at the time of such transfer, subject to all of the Closing deliveries having been performed or duly waived and with effect as of the Closing, the applicable Selling Party hereby assigns its claims against the relevant third parties for the return (Herausgabeansprüche) with respect to those tangible Purchased Assets to Purchaser. If and to the extent Purchaser does not take direct possession (unmittelbarer Besitz) of any tangible Purchased Assets which are in possession of third parties, the applicable Selling Party shall instruct the third parties in possession of such tangible Purchased Assets to hold them, as from occurrence of Closing, for the account and at the risk and expense (als Besitzmittler) of Purchaser.

7.4    Records and Documents. For a period of five (5) years after the Closing, at the other party’s request, each party shall provide the other party and its Representatives with access to its employees related to the Business and access to and the right to make copies of those records and documents related to the Business (possession of which is retained by a Selling Party or transferred to Purchaser as applicable), as may be necessary in connection with any third party litigation, the preparation of financial statements, or the conduct of any audit or investigation by a Governmental Authority, provided that such access shall be provided only during normal business hours and upon reasonable prior written request. Neither party hereto shall be obligated to provide the other party with access any records or documents (including personnel files) pursuant to this Section 7.4 where such access would violate any Legal Requirement.

7.5    Bulk-Transfer/Successor. Purchaser hereby waives compliance by Selling Parties with the requirements and provisions of any “bulk-transfer” or “successor liability” Legal Requirement (including, for avoidance of doubt, any Tax bulk transfer or Tax successor liability law) of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Purchaser.

7.6    Confidentiality.

(a)    Purchaser acknowledges and agrees for the benefit of the Selling Parties that, without limitation to any other rights or obligations under the Confidentiality Agreement, all Confidential Information disclosed in connection with Purchaser’s due diligence investigation of the Business, the Purchased Assets, and the evaluation of the Transactions, including pursuant to Section 6.3, shall be treated as and remain confidential in accordance with the terms of the Confidentiality Agreement from the date of this Agreement until the Closing Date, as “Evaluation Material” and “Restricted Information”, as applicable (in each case, as defined in the Confidentiality Agreement). If this Agreement is terminated in accordance with ARTICLE 11, then Purchaser agrees that the applicable term set forth in the penultimate sentence of Section 18 of the Confidentiality Agreement shall be extended to ten (10) years following the date of termination of this Agreement.

(b)    Except as required by law or administrative process and except for information which is now or hereafter becomes public other than as a result of a breach of this Section 7.6(b), without limitation to any other rights or obligations under the Confidentiality Agreement, for a period of three (3) years after the Closing Date, Seller shall not, and shall cause the other Selling Parties not to disclose to any other Person any Confidential Information exclusively used in or exclusively relating to the Business or the Purchased Assets, whether in written, oral or other form; provided that nothing in this Section 7.6(b) shall in any way limit the disclosure of any such information to the Representatives of any Selling Parties in order to assist the Selling Parties with respect to (i) the Transactions and the other documents referred to herein or (ii) the conduct of the Selling Parties’ businesses other than the Business.

(c)    In order to ensure ongoing compliance with the Confidentiality Agreement, if this Agreement is terminated in accordance with ARTICLE 11, Purchaser shall, for a period of two (2) years after the date of termination and at Seller’s request, provide Seller with all information reasonably requested by Seller regarding any products launched by Purchaser following the date hereof that are similar to the Products, as determined by Seller in good faith.

7.7    Non-Competition; Non-Solicitation of Employees.

(a)    For a period of three (3) years after the Closing Date (except with respect to the operations of the Business in Germany, for which a period of two (2) years after the Closing Date shall apply in order to comply with applicable Legal Requirements), Seller shall not, and shall cause all the Selling Parties and its and their respective Affiliates not to, engage directly or indirectly (whether as equityholder, partner or joint venturer) in any geographic area in which Seller conducts the Business as of the Closing Date, in the Restricted Business. Notwithstanding the foregoing, this Section 7.7(a) shall not prohibit the Selling Parties or their Affiliates from: (i) having an interest, directly or indirectly, in any Person which invests in, manages or operates a business that engages in the Restricted Business, so long as the Selling Parties’ and their Affiliates’ aggregate investment is less than 10% of the outstanding ownership interest in such Person or (ii) from acquiring any Person or business (by means of the acquisition of equity, assets or a combination thereof) engaged in the Restricted Business so long as all of the following are satisfied: (A) the principal purpose of such acquisition is not to engage in a Restricted Business or otherwise contravene the prohibitions set forth in this Section 7.7(a), (B) the acquired Person or business is not primarily engaged in a Restricted Business and (C) (1) the revenues of such Person or business for the twelve (12) month period immediately preceding the date of such acquisition derived from the Restricted Business was less than $50,000,000 or (2) the Selling Parties or the relevant Affiliate either ceases conducting such Restricted Business or enters into a definitive agreement to divest such Restricted Business within twelve (12) months after the acquisition thereof. Seller shall provide prompt written notice within ten (10) days following the closing of any such transaction, which notice will include Purchaser’s certification regarding the foregoing clauses (A), (B) and, to the extent applicable, C(1); provided, however, that a failure by Seller to provide any such notice shall not constitute a breach of the restrictions set forth in this Section 7.7(a).

(b)    For a period of three (3) years after the Closing Date, without the prior written consent of Seller, Purchaser shall not, and shall cause all of its Affiliates and its and their respective employees who were directly and materially involved in the Transactions not to (except for Prospective Employees primarily working in Germany as of the date hereof), hire or employ any of the employees of the Selling Parties who were employed by any Selling Party in connection with the Restricted Business as of the Closing Date and to whom Purchaser or any of its Affiliates were first introduced prior to the Closing as a result of the Transactions or Purchaser’s consideration of a potential transaction with the Selling Parties; provided that Purchaser and its Affiliates shall not be restricted by this Section 7.7(b) in any general solicitation for employees or public advertising of employment opportunities (including through the use of employment agencies) not specifically directed at any such persons, and provided further that Purchaser and its Affiliates shall not be restricted in hiring any such person who responds to any such general solicitation or public advertising. Notwithstanding the foregoing, nothing in this Section 7.7(b) will prevent Purchaser or its Affiliates from (i) soliciting or hiring any employee whose employment is terminated by Seller or its applicable Affiliate at least six (6) months prior to such solicitation or hiring or (ii) soliciting for employment any Prospective Employee in accordance with ARTICLE 8 or any Prospective Employee who does not become a Transferred Employee as of the Closing.

(c)    For a period of three (3) years after the Closing Date, without the prior written consent of Purchaser, Seller shall not, and shall cause all of its Affiliates (including the Selling Parties) and its and their respective employees that were directly and materially involved in the Transactions not to (except for Prospective Employees primarily working in Germany as of the date hereof), hire or employ (i) any of the Transferred Employees or any of the employees of Purchaser to whom any Selling Party or any of its Affiliates were first introduced prior to the Closing as a result of the Transactions or Seller’s consideration of a potential transaction with Purchaser or (ii) any Prospective Employee who receives an offer of employment in accordance with ARTICLE 8; provided that Seller and its Affiliates shall not be restricted by this Section 7.7(c) in any general solicitation for employees or public advertising of employment opportunities (including through the use of employment agencies) not specifically directed at any such persons, and provided further that Seller and its Affiliates shall not be restricted in hiring any such person who responds to any such general solicitation or public advertising. Notwithstanding the foregoing, nothing in this Section 7.7(c) will prevent Seller or its Affiliates from hiring (i) any employee whose employment is terminated by Purchaser or its applicable Affiliate at least six (6) months prior to such hiring or (ii) any employee who is no longer employed by Purchaser or its Affiliate, and becomes employed by a third-party entity where Seller or its Affiliates are purchasing the entity or assets of the entity.

7.8    Scope and Choice of Law. It is the understanding of the parties that the scope of the covenants contained in Sections 7.6 and 7.7 hereof both as to time and area covered, are reasonable and necessary to protect the rights of Purchaser and the rights of the Selling Parties. It is the parties’ intention that these covenants be enforced to the greatest extent (but to no greater extent) in time, area, and degree of participation as is permitted by the laws of the State of Delaware. The parties further agree that, in the event that any provision of Sections 7.6 or 7.7 hereof shall be determined by any state or federal court within the State of Delaware to be unenforceable by reason of its being extended over too great a time or too great a range of activities, such provision shall be deemed to be modified to permit its enforcement to the maximum extent permitted by law. If any such covenants or any part of such covenants is to any extent declared illegal or unenforceable by a state or federal court within the State of Delaware, then the remainder of such covenants, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each such remaining covenant shall be valid and enforceable to the fullest extent permitted by law.

7.9    Remedy for Breach. The parties agree that either party shall be entitled to seek injunctive relief against the other in the event of any breach or threatened breach of any of the covenants contained in Sections 7.6 or 7.7.

7.10    Compliance with WARN Act and Similar Legal Requirements.

(a)    On or before the Closing Date, Seller shall provide a list of the identification number and site of employment of any and all (i) Prospective Employees at a location where employees of Purchaser or any of its Affiliates will be located after the Closing, and (ii) other Seller employees who are employed at the same single site of employment as such Prospective Employees, in each case, who have experienced, or will experience, an employment loss or layoff, as defined in the United States Worker Adjustment and Retraining Notification Act of 1988, or similar law of any state of the United States or Germany (collectively, the “Worker Notification Laws”), within ninety (90) days prior to the Closing Date, along with the date of the employment loss or layoff.

(b)    Purchaser shall not, at any time on or after the Closing Date, take any action that would obligate any of the Selling Parties or any of their respective Affiliates to provide or to have provided notice to any employees prior to or on the Closing Date pursuant to the Worker Notification Laws.

(c)    Purchaser shall be solely responsible for providing any notices or payments due to any employees, and any notices, payments, fines or assessments due to any Governmental Authority pursuant to any Legal Requirement arising out of the employment, discharge or layoff of any employees by Purchaser as of and after the Closing, including the Worker Notification Laws or any comparable Legal Requirement. Purchaser agrees to extend such offers of employment, at a minimum, to that certain number of Prospective Employees that will avoid triggering obligations on the part of any of the Selling Parties or any of their respective Affiliates under the Worker Notification Laws.

7.11    Assumption of Regulatory Obligations Relating to Product Approvals. In furtherance of and not in limitation of the assumption of the Assumed Liabilities, from the Closing Date, Purchaser shall be solely responsible for obtaining and maintaining all Governmental Approvals regarding the Business, as well as all ongoing regulatory compliance relating thereto (including the reporting of adverse events).

7.12    Accounts Receivable and Accounts Payable. The parties hereto acknowledge and agree that all Accounts Receivable shall remain the property of the Selling Parties and their Affiliates and shall be collected by the Selling Parties subsequent to the Closing and that all Accounts Payable shall remain the liability of the Selling Parties and their Affiliates and shall be paid by the Selling Parties in accordance with their terms. In the event that, subsequent to the Closing, Purchaser or Purchaser’s Affiliates receives any payments from any obligor with respect to an Account Receivable outstanding on the Closing Date, then Purchaser shall within ten (10) Business Days of receipt of such payment remit the full amount of such payment to the applicable Selling Party. In the case of the receipt by Purchaser of any payment from any obligor of any Selling Party and Purchaser then, unless otherwise specified by such obligor, such payment shall be applied first to amounts owed to the Selling Parties with the excess, if any, remitted to Purchaser. In the event that, subsequent to the Closing, any Selling Party or its Affiliates receives any payments from any obligor with respect to an account receivable of Purchaser for any period after the Closing Date, then the Selling Party shall within ten (10) Business Days of receipt of such payment remit the full amount of such payment to Purchaser.

In the case of the receipt by any Selling Party or its Affiliates of any payment from any obligor of any Selling Party and Purchaser then, unless otherwise specified by such obligor, such payment shall be applied first to amounts owed to the Selling Parties with the excess, if any, remitted to Purchaser. In the case of the receipt by Purchaser of any Accounts Payable, Purchaser shall promptly forward any such items to Seller for satisfaction of such obligations.

7.13    Product Recalls. Subject to the terms of the Transaction Agreements, from and after the Closing Date, Purchaser shall have the sole right to conduct all voluntary and involuntary recalls or market withdrawals of Products (whether sold before or after Closing) (“Recalls”), including (i) Recalls required by any Governmental Authority and (ii) voluntary Recalls of Product sold prior to, on or after the Closing. Any damages or other liabilities arising with respect to or related to any Recall shall be Assumed Liabilities, other than as set forth in Section 1.3(c)(i) with respect to the Recalled Containers.

7.14    Covenant Not to Sue. Following the Closing, Seller, for itself and on behalf of the other Selling Parties and its and their respective successors, transferees, and assigns, hereby covenants and agrees that, with respect to any Intellectual Property that is (a) an Excluded Asset as of the Closing, and (b) used in or held for use in or necessary for the conduct of the Business as formerly conducted by the Selling Parties, and as currently conducted, Selling Parties (and their respective successors, transferees, and assigns) shall not assert or enforce against Purchaser, or its Affiliates, or any of its or their respective successors, transferees, assigns, (sub)licensees, directors, employees, manufacturers, distributors, vendors, purchasers, resellers, end users, or customers (each a “Purchaser Protected Person”), any claim of infringement, misappropriation or violation of any such Intellectual Property based on the use, practice, or exploitation of any such Intellectual Property in connection with any products or services under, or the operation or conduct of, the Business (including the exploitation of the Products).

ARTICLE 8.

EMPLOYEES

8.1    Transferred Employees.

(a)    On or about forty (40) days prior to the anticipated Closing Date, Seller shall provide to Purchaser an updated Schedule 4.6(a). Not later than ten (10) days following receipt of the updated Schedule 4.6(a), Purchaser shall offer employment commencing on the Closing Date to each Prospective Employee, including any Prospective Employee who is then on a leave of absence, other than any Prospective Employee who is an EU Transferring Employee as noted on Schedule 4.6(a), on the terms and conditions provided for in this Section 8.1. Purchaser shall make each such offer of employment in writing, and provide Seller a reasonable opportunity to review and comment in advance on the content of such offers with respect to compliance with the terms of this Agreement, and shall also provide prompt notice of any such offers once made. Any Prospective Employee who accepts such an offer of employment shall be referred to in this Agreement as a “Transferred Employee”. To the extent a Prospective Employee is an EU Transferring Employee, the provisions of Section 8.2 shall apply, and the provisions of Sections 8.1(b)-8.1(l) shall not apply, except as expressly set forth in Section 8.3.

(b)    The offer of employment by Purchaser pursuant to Section 8.1(a) shall (i) be for a position with similar duties and responsibilities, (ii) include a base salary or wage rate, target annual bonus opportunity, and commission opportunity that are no less favorable than the Prospective Employee’s base salary or wage rate, target annual bonus opportunity, and commission opportunity as of immediately prior to the Closing Date, (iii) include other employee benefits, other than retirement plan and severance benefits, and terms of employment that are, in the aggregate, otherwise comparable to those provided to the relevant Prospective Employee as of immediately prior to the Closing Date as described on Schedule 4.7(a) and retirement plan and severance benefits that are provided to other employees of Purchaser similarly situated, and (iv) not require the Prospective Employee to relocate such Prospective Employee’s place of employment by more than fifty (50) miles (except with the written consent of the Prospective Employee).

(c)    Seller shall take all action reasonably necessary to cause each Prospective Employee who becomes a Transferred Employee to cease active participation under all Employee Benefit Plans of Seller and its Affiliates as of the Closing Date, or such other date as is required pursuant to the relevant Employee Benefit Plan, except as required by applicable Legal Requirements or as otherwise provided in the Transition Services Agreement. Seller shall be solely responsible for all obligations and liabilities under any plan, program, policy or applicable law with respect to or related to any employee of Seller or any other Selling Party (each a “Current Employee”) that accrue (or, in the case of severance or termination pay, become payable) prior to the Closing Date or with respect to or related to any Current Employee who is not a Prospective Employee that accrue on or after the Closing Date. Purchaser shall be solely responsible for all obligations and liabilities under any plan, program, policy or applicable law with respect to or related to any Transferred Employee that accrue on or after the Closing Date, but only for any severance or termination pay or benefits payable to a Prospective Employee who becomes a Transferred Employee hereunder. For the avoidance of doubt, if Purchaser fails to offer employment to any Prospective Employee in accordance with this Section 8.1, Purchaser shall be responsible for any severance or termination pay or benefits payable to such Prospective Employee.

(d)    Seller shall retain responsibility for and continue to pay all expenses and benefits under the Employee Benefit Plans of Seller and its Affiliates and all medical, dental, health, hospital, life insurance and disability expenses and benefits with respect to claims incurred (whether or not reported) under such Employee Benefit Plans prior to the Closing Date by eligible Transferred Employees and their spouses and eligible dependents. For purposes of this Agreement, a claim shall be deemed to be incurred on the date that the event giving rise to such claim occurs; provided, however, that a claim for life insurance is deemed incurred when the relevant death occurs, a claim for long-term disability insurance is deemed incurred when the relevant disability first occurs and a claim relating to a hospital stay is deemed incurred when the insured first enters the hospital.

(e)    Notwithstanding anything to the contrary in the foregoing provisions of this Section 8.1 or as otherwise provided in the Transition Services Agreement, the provisions of this Section 8.1(e) shall apply with respect to flexible spending accounts with respect to Transferred Employees. Purchaser will cover each Transferred Employee who has elected to participate in a flexible spending account plan maintained by Seller or any of its Affiliates

(“Seller’s FSA”) under a flexible spending account plan maintained by Purchaser (“Purchaser’s FSA”) at the same level of coverage elected under Seller’s FSA for the remainder of the plan year during which the Closing Date occurs. Each Transferred Employee will be treated as if such Transferred Employee’s participation in Purchaser’s FSA had been continuous from the beginning of the plan year under Seller’s FSA in which the Closing Date occurs and each existing salary reduction election electronically funded to Seller’s FSA will be transferred and taken into account for the remainder of the plan year under Purchaser’s FSA in which the Closing Date occurs, as if made under Purchaser’s FSA. Purchaser’s FSA will provide reimbursement for medical care expenses and dependent care expenses incurred by Transferred Employees at any time during the plan year under Seller’s FSA in which the Closing Date occurs (including claims incurred before the Closing Date), up to the amount of such Transferred Employees’ elections and reduced by amounts previously reimbursed by Seller’s FSA. Within 20 Business Days following the Closing Date, Seller will (i) provide to Purchaser an accounting of the amounts elected, deducted and paid in respect of claims under Seller’s FSA in respect of the Transferred Employees during the plan year in which the Closing Date occurs and before the Closing Date, and (ii) pay to Purchaser the net amount, if any, of the excess of the aggregate amount deducted over the aggregate amount paid in respect of claims under Seller’s FSA in respect of each Transferred Employee during the plan year in which the Closing Date occurs.

(f)    On and following the Closing Date, Purchaser shall, and shall cause its Affiliates to, credit each Transferred Employee with such Transferred Employee’s service with Seller or any Affiliate of Seller for all purposes (other than benefit accrual under any defined benefit pension plan and eligibility to participate in any defined contribution plan, it being understood that Purchaser shall use commercially reasonable efforts to permit Transferred Employee’s to participate in such plan as soon as practicable following the Closing Date) under each Employee Benefit Plan sponsored by Purchaser or any Affiliate of Purchaser (the “New Plans”) to the extent such service was credited for similar purposes under similar plans sponsored by Seller or any Affiliate of Seller in which such Transferred Employee participated prior to the Closing Date; provided that such recognition of service shall not operate (i) to duplicate any benefits with respect to any Transferred Employee, or (ii) to give any Transferred Employee a right to receive any type of benefits not otherwise provided by Purchaser to its employees. On and following the Closing Date, Purchaser shall cause (i) to be waived any pre-existing conditions or limitations, eligibility waiting periods, and any other restrictions that would prevent immediate or full participation under any New Plan as of the Closing Date (to the extent such restriction did not apply to a Transferred Employee and such Transferred Employee’s eligible dependents under the comparable plans of Seller or any Affiliate of Seller in which such Transferred Employee participated prior to the Closing Date) with respect to a Transferred Employee and such Transferred Employee’s eligible dependents and (ii) give any deductible, co-insurance and out-of-pocket covered expenses paid on or before the Closing Date by any Transferred Employee (or covered dependent thereof) to be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Closing Date under any applicable New Plan in the year in which the Closing Date occurs.

(g)    Purchaser shall take all action necessary or appropriate to effectuate the receipt by a qualified retirement plan maintained by Purchaser of rollovers by Transferred Employees from any defined contribution plan maintained by Seller that is intended to qualify as a plan subject to Section 401(a) of the Code, including a plan containing a cash or deferred arrangement intended to satisfy Section 401(k) of the Code (the “Seller 401(k) Plan”), including rollovers of Seller 401(k) Plan loans.

(h)    At the Closing, Seller agrees to pay to each Transferred Employee an amount equal to the value of any accrued but unused vacation to the extent required by applicable Legal Requirements.

(i)    In the event that within two (2) years of the Closing Date, Purchaser terminates without cause any Transferred Employee who is located in any United States jurisdiction, Purchaser shall pay or provide, as the case may be, to such terminated Transferred Employee an amount of severance and a level of termination-related benefits that is not less than the amount of severance and the level of termination-related benefits the Transferred Employee would receive under Purchaser’s applicable severance policy, plan or other arrangement, taking into account both the Transferred Employee’s years of service with the applicable Selling Party or any of its Affiliates and with Purchaser or any of its Affiliates, provided that any such Transferred Employee shall receive a minimum of four (4) weeks of severance pay.

(j)    The parties shall cooperate with each other to give effect to the provisions set forth in this Section 8.1. Without limiting the foregoing, in order to secure an orderly and effective transition of the employee benefit arrangements for Transferred Employees and their respective beneficiaries and dependents, the Selling Parties and Purchaser shall cooperate, both before and after the Closing Date, and subject to applicable Legal Requirements, regarding the exchange of information related to the Transferred Employees, including employment records and benefits information.

(k)    For Transferred Employees, pursuant to IRS Revenue Procedure 2004-53, Purchaser and Seller shall apply the “standard” method for purposes of employee payroll reporting.

(l)    Purchaser shall, with respect to each Transferred Employee, comply in all respects with any Legal Requirement requiring prior notice or consultation by Purchaser to any Transferred Employee in connection with any aspect of the Transaction (and provide to Seller and the Selling Parties such information as Seller or any Selling Party may reasonably request in order to verify such compliance).

8.2    European Union Legislation/Germany. To the extent any part of the Business to be transferred under this Agreement is situated within the territorial scope and application of the EU Codes, the following terms shall apply:

(a)    Purchaser shall comply and procure compliance with the EU Codes in respect of the automatic transfer of Prospective Employees (each Prospective Employee subject to the EU Codes, an “EU Transferring Employee”) from Selling Parties to Purchaser including the terms and conditions on which EU Transferring Employees are engaged by Purchaser after the Closing Date.

(b)    Purchaser shall comply and procure compliance with the EU Codes in respect of any requirement of Purchaser to inform and consult (whether prior to or following Closing) with EU Transferring Employees, employee representatives, trade union representatives or any employees of Purchaser in respect of the transfer of the Business under this Agreement including any requirement to provide information to Selling Parties in connection with measures to be taken by Purchaser in respect of EU Transferring Employees, employee representatives, or trade union representatives after the Closing Date.

(c)    Purchaser shall comply and procure compliance with the EU Codes in respect of any other obligations of Purchaser in connection with the transfer of the Business under this Agreement.

(d)    Seller shall comply and procure compliance with the EU Codes in respect of any requirement of Selling Parties to inform and consult (whether prior to or following Closing) with EU Transferring Employees, employee representatives, trade union representatives or any employees of the Selling Parties in respect of the transfer of the Business under this Agreement.

(e)    Seller shall comply and procure compliance with the EU Codes in respect of any requirement of the Selling Parties to provide information to Purchaser regarding EU Transferring Employees.

(f)    Regarding any EU Transferring Employees in Germany, Purchaser will become liable for all pension entitlements granted under applicable occupational pension schemes. Purchaser will either continue the applicable pension schemes where possible or provide employees with comparable pension schemes providing for the same entitlements (or, if permitted by applicable Legal Requirements, replacement cash consideration). Seller must compensate Purchaser in cash for the net present value (Barwert) of any pension entitlements transferring to Purchaser and relating to the period prior to Closing. In each case, such net present value shall be the higher amount of the net present value determined in accordance with (i) German GAAP (HGB), (ii) Section 6a of the German Income Tax Code (EStG), (iii) IFRS, (iv) US GAAP. At Closing, Seller shall provide Purchaser with an actuarial report containing the respective calculations. The net present value of any re-insurance contracts (Rückdeckungsversicherungen) transferred to Purchaser will be accounted against such cash compensation. Upon request of Seller, Seller and Purchaser will make their best efforts to transfer applicable re-insurance contracts to Purchaser. However, the aforesaid funding obligation does not apply to any pension entitlements which are financed by way of a direct insurance with an insurance company (Direktversicherung), provided that this insurance contract is transferred from Seller to Purchaser. Seller and Purchaser will make their best efforts to transfer any such insurance contract to Purchaser.

(g)    If any Current Employee not listed in Schedule 4.6(a) as a Prospective Employee claims to be part of the Business to be transferred and therefore claims to be a Prospective Employee, Seller shall be liable for any costs incurred in connection with any legal dispute concerning the clarification of the status of the Current Employee and/or any costs incurred in connection with the termination of such Current Employee’s employment.

(h)    The Parties understand that upon the transfer of the Business (Betriebsübergang) to Purchaser or the respective subsidiary of Purchaser, the employment of all German 613a Business Employees will by operation of section 613a (1) BGB transfer to Purchaser or the respective subsidiary of Purchaser, except for any German 613a Business Employee who duly object to such transfer in accordance with section 613a (6) BGB. The German 613a Business Employees as of the date of this Agreement are specified in Schedule 4.6(b).

(i)    The applicable Selling Party shall as promptly as reasonably practicable after the date hereof enter into the negotiations with the works council (Betriebsrat) of its operation in Wurmlingen as required for the Transaction by section 111 of the German Works Constitution Act (Betriebsverfassungsgesetz). The applicable Selling Party shall carry out such negotiations in good faith and with the objective to reach as soon as reasonably feasible a reconciliation of interests (Interessenausgleich).

(j)    The applicable Selling Party shall keep, subject to the confidentiality obligations herein and the confidentiality requests of any of the works council, Purchaser reasonably informed about the negotiations with the works council. At the applicable Selling Party’s request, Purchaser shall (i) provide to the applicable Selling Party such information about Purchaser or about the respective subsidiary of Purchaser and their plans for the Business to be transferred, which applicable Selling Party reasonably requests in order to fulfil respective lawful information requests of the works council, and (ii) participate in meetings or other exchange with the works council or its members, to the extent such participation is considered necessary by Seller and Purchaser.

(k)    The applicable Selling Party may enter into any agreements or arrangements with the works council in connection with the negotiations as it considers reasonable and appropriate for the purposes of the Transaction. The applicable Selling Party shall not make any commitments to the works council or the German 613a Business Employees in favor of German 613a Business Employees that would result in a material economic, financial or legal disadvantage of any kind on the part of Purchaser or the respective subsidiary of Purchaser vis-à -vis German 613a Business Employees. The applicable Selling Party shall in particular not make any commitments to the works council or the German 613a Business Employees in the course of the negotiations on a reconciliation of interests or in any other agreement with the works council which would hinder or restrict Purchaser or the respective subsidiary of Purchaser in the exercise of its rights after the transfer of the Business, and in particular no commitments regarding a waiver of termination for a limited period of time (Kündigungsausschluss) after the transfer of the Business has taken place.

(l)    The applicable Selling Party may terminate the negotiation with the works council regarding the reconciliation of interests if (i) such reconciliation of interests or transfer agreement has been agreed upon with the works council, or (ii) the applicable Selling Party has made sufficient effort (versucht) within the meaning of section 111 of the German Works Constitution Act to agree upon a reconciliation of interests in front of the conciliation committee (Einigungsstelle).

(m)    Unless the applicable Selling Party and Purchaser or the respective subsidiary of Purchaser agree otherwise in writing, the applicable Selling Party shall, jointly with Purchaser or the respective subsidiary of Purchaser, provide to the German 613a Business

Employees an information letter in accordance with the requirements of section 613a (5) BGB which was previously arranged between the applicable Selling Party and the Purchaser or the respective subsidiary of Purchaser. The information letter shall, amongst others, provide for the statement that the German 613a Business Employees who object to the transfer to Purchaser or the respective subsidiary of Purchaser will not continue their employment with the applicable Selling Party, but will be terminated by the applicable Selling Party. At the same time, the applicable Selling Party shall set a deadline of one (1) month after receiving the information letter in accordance with the requirements of section 613a (5) BGB within which each German 613a Business Employees must inform either the applicable Selling Party or Purchaser or the respective subsidiary of Purchaser in writing whether or not such employee objects to the transfer of employment to Purchaser or the respective subsidiary of Purchaser. For the preparation of this letter, Purchaser or the respective subsidiary of Purchaser shall provide to the applicable Selling Party at such Selling Party’s request all information about Purchaser or the respective subsidiary of Purchaser and the measures contemplated by Purchaser or the respective subsidiary of Purchaser for the Business to be transferred and the German 613a Business Employees which the applicable Selling Party reasonably requests. Should after receipt of the letter any German 613a Business Employee object to the transfer in accordance with section 613a (6) BGB of the employment, the Parties or the respective subsidiaries of the Parties shall inform each other thereof. The applicable Selling Party shall pay any salaries, severance payments, and any other costs or liabilities payable or owing to any German 613a Business Employees who objects to the transfer of the employment in accordance with Section 613a (6) BGB.

8.3    No Benefit to Employees Intended. The provisions of this ARTICLE 8 are solely for the benefit of the parties to this Agreement, and nothing contained in this ARTICLE 8, express or implied, is intended to confer upon any Person not a party hereto any right, benefit or remedy of any nature whatsoever, including any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment. Notwithstanding anything to the contrary contained in this Agreement, no provision of this Agreement is intended to, or does, constitute the establishment of (a) an amendment to, or waiver of any provision of any Employee Benefit Plan or other compensation or benefit plan, agreement, arrangement, program or policy of Seller, Purchaser, or any of their respective Affiliates, or (b) any limitation in the right of Seller, Purchaser, or any of their respective Affiliates to amend or terminate any Employee Benefit Plan or other compensation or benefit plan, agreement, arrangement, program or policy of Seller, Purchaser, or any of their respective Affiliates.

ARTICLE 9.

CONDITIONS TO CLOSING

9.1    Conditions to Purchaser’s Obligation to Close. The obligations of Purchaser to consummate the Transactions shall be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by Purchaser in writing:

(a)    Representations, Warranties and Covenants. (i) The representations and warranties of Seller in Sections 4.1, 4.9, 4.10(a), 4.13(a), and 4.23 shall be true and correct in all respects as of the Closing (or, to the extent such representations and warranties speak as of a specific date or time, they shall be true in all respects as of such date or time); and (ii) the representations and warranties of Seller in this Agreement (other than as set forth in clause (i)) shall be true and correct in all respects as of the date hereof and as of the Closing (or, to the extent such representations and warranties speak as of a specific date or time, they shall be true in all respects as of such date or time), except as otherwise contemplated by this Agreement and except for such inaccuracies under such representations and warranties which, taken together in their entirety, would not, individually or in the aggregate, result in a Material Adverse Effect on the Business, and (iii) Seller shall have performed, in all material respects, all material covenants and obligations in this Agreement required to be performed by Seller on or prior to the Closing;

(b)    Deliveries. Seller shall have delivered, or caused to be delivered, to Purchaser all of the documents and agreements set forth in Section 3.2; and

(c)    No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred.

9.2    Conditions to Seller’s Obligation to Close. The obligations of the Selling Parties to consummate the Transactions shall be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by Seller in writing:

(a)    Representations, Warranties and Covenants. (i) The representations and warranties of Purchaser in this Agreement shall be true and correct in all respects as of the Closing Date (or, to the extent such representations and warranties speak as of a specific date or time, they shall be true in all respects as of such date or time), except as otherwise contemplated by this Agreement and except for such inaccuracies under such representations and warranties which, taken together in their entirety, would not, individually or in the aggregate, impair or delay the ability of Purchaser to consummate the Transactions and (ii) Purchaser shall have performed, in all material respects, all material covenants and obligations in this Agreement required to be performed by Purchaser on or prior to the Closing Date; and

(b)    Deliveries. Purchaser shall have delivered to Seller all of the documents, agreements and other items set forth in Section 3.3.

9.3    Conditions to Obligations of Each Party to Close. The respective obligations of each party to this Agreement to consummate the Transactions shall be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, which may be waived by mutual consent of Seller and Purchaser, in writing:

(a)    No Legal Impediments to Closing. There shall not be in effect any Order issued by any Governmental Authority preventing the consummation of the Transactions, seeking any damages as a result of the Transactions, or otherwise affecting the right or ability of Purchaser to own, operate or control the Business or the Purchased Assets. There shall not be any Legal Requirement prohibiting Seller from selling or Purchaser from owning, operating or controlling the Business or the Purchased Assets or that makes this Agreement or the consummation of the Transactions illegal; and

(b)    Antitrust Law Approval Period. Any applicable waiting periods (and any extensions thereof) under the Antitrust Laws set forth on Schedule 9.3(b) will have expired or otherwise been terminated.

ARTICLE 10.

TAX MATTERS

10.1    Purchase Price Allocation. Within one hundred and eighty (180) days following the last day of the month in which the Closing occurs, or, as Seller and Purchaser may otherwise agree, Purchaser shall prepare an allocation of the Purchase Price (and all other allocable costs) and Assumed Liabilities among the Purchased Assets in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (and any similar provision of state, local or non-U.S. law, as appropriate) pursuant to the methodology set forth on Schedule 10.1 (the “Allocation”). Purchaser shall submit the Allocation to Seller for approval. Purchaser will make available to Seller and its accountant all records of work papers used in preparing the Allocation. Seller shall have thirty (30) days to review the Allocation. If Seller does not deliver written notice to Purchaser of any disagreement with Purchaser’s calculations within such thirty (30) day review period, then the Allocation shall become final. If Seller disagrees with any item set forth in Purchaser’s Allocation, the parties will have fifteen (15) days to attempt to mutually resolve the disagreement. If any item remains in dispute at the end of the fifteen (15) day period, the dispute will be submitted to and settled by the Accounting Mediator. Seller and Purchaser shall jointly engage the Accounting Mediator to review this Agreement and to resolve the disputed items or amounts for the purpose of calculating the Allocation. In making such calculation, the Accounting Mediator shall, acting as an expert and not an arbiter, consider only those items or amounts in Purchaser’s calculation of the Allocation as to which Seller has disagreed. The Accounting Mediator’s determination will be based solely on presentations by Seller and Purchaser and applicable Tax Legal Requirements, and the Accounting Mediator shall deliver to Seller and Purchaser as promptly as practicable (but in any event within thirty (30) days of its engagement) a report setting forth such calculation. Such report shall be final and binding upon Seller and Purchaser. The fees and expenses of the Accounting Mediator shall be borne equally by Seller and Purchaser. Purchaser, the Selling Parties and their Affiliates agree (i) that the Allocation shall represent the fair market values of the Purchased Assets, (ii) to prepare and file all Tax Returns (including, but not limited to, IRS Form 8594) in a manner consistent with the Allocation, and (iii) not to take any Tax position (whether in Tax audits, Tax Returns, Tax actions, Tax Proceedings or otherwise) that is inconsistent with the Allocation unless required to do so by a final determination (including IRS Form 870-AD). All adjustments to the Purchase Price shall also be allocated in accordance with the methodology set forth in the Allocation, and any disagreements with respect to such adjustments shall be subject to the procedures set forth in this Section 10.1. Seller and Purchaser agree that the Allocation (as finally determined) shall be used to allocate the Purchase Price (and all other allocable costs) and Assumed Liabilities by legal entity and by jurisdiction. Notwithstanding the foregoing, allocation required with respect to Transfer Taxes paid at Closing shall be determined based on the principles described above prior to Closing.

10.2    Cooperation; Allocation of Taxes.

(a)    Purchaser and Selling Parties agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Business, Purchased Assets and the Assumed Liabilities (including reasonable access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any Tax Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Purchaser and Selling Parties agree to cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving the Business, the Purchased Assets or the Assumed Liabilities.

(b)    Transfer Taxes incurred in connection with the Transactions shall be borne by Purchaser. The appropriate party will prepare and file all necessary Tax Returns and other documentation with respect to Transfer Taxes and, if required by applicable Legal Requirements, the other party will (and will cause its Affiliates to) join in the execution of any such Tax Returns and other documentation. For the avoidance of doubt, all sums payable by Purchaser under or pursuant to this Agreement are exclusive of VAT (if any). Accordingly, where any taxable supply for VAT purposes is made under or in connection with this Agreement by a Selling Party, Purchaser shall, in addition to any payment required for that supply, pay to the Selling Party such VAT as is chargeable in respect of the supply at the same time as payment is due or in any other case when demanded by the Selling Party. Where Purchaser belongs to a different Member State of the European Union from the relevant Selling Party for the purposes of the supply in respect of which the payment is made, Purchaser shall provide to the relevant Selling Party prior to the due date for payment or the raising of any invoice (whichever is the earlier) details of the payer’s own VAT registration number. The relevant Selling Party shall provide Purchaser with a valid VAT invoice in respect of any payment of VAT. If any payment of in respect of VAT to a Selling Party is made under this Agreement in circumstances where VAT was not properly chargeable, then, where the Selling Party has accounted for such VAT to the relevant Taxing Authority, the Selling Parties’ obligation to repay any amount to Purchaser shall be limited to such amount as the Selling Parties’ are entitled to recover (by way of credit, repayment or otherwise) from the relevant Taxing Authority in respect of the VAT wrongly paid.

(c)    Subject to Section 10.2(b), Taxes will be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period in the following manner: (i) real property taxes, personal property taxes, ad valorem and similar Taxes will be prorated based on the number days in each of the Pre-Closing Tax Period and the Post-Closing Tax Period and (ii) all other non-income Taxes will be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period based on an interim closing of the books of the Business as of the close of business on the Closing Date.

(d)    For United States federal tax purposes, any payment to a Selling Party following the year in which the Closing Date occurs will be treated as deferred contingent purchase price that may be eligible for installment sale treatment under Section 453 of the Code and any corresponding provision of foreign, state or local law, as appropriate, and will be subject to imputation of interest under Section 483 or Section 1274 and 1275 of the Code, if required. Neither Purchaser nor Seller shall take a position in any Tax Return, Tax Proceeding or examination or other action relating to any Tax that is inconsistent with such treatment absent a final determination (including IRS Form 870-AD).

ARTICLE 11.

TERMINATION

11.1    Circumstances for Termination.

At any time prior to the Closing, this Agreement may be terminated by written notice explaining the reason for such termination:

(a)    by the mutual written consent of Purchaser and Seller;

(b)    by Purchaser, if it is not in material breach of any material provision of this Agreement, and if Seller shall have breached in any material respect any provision of this Agreement, which breach would render unsatisfied any condition contained in Section 9.1 or 9.3, and (i) is incapable of being cured, or (ii) if capable of being cured is not cured within the earlier of (x) twenty-five (25) days of receipt by Seller of written notice from Purchaser of such breach and (y) the Drop-Dead Date;

(c)    by Seller, if it is not in material breach of any material provision of this Agreement, and if Purchaser shall have breached in any material respect any provision of this Agreement, which breach would render unsatisfied any condition contained in Section 9.2 or 9.3, and (i) is incapable of being cured, or (ii) if capable of being cured is not cured within the earlier of (x) twenty-five (25) days of receipt by Purchaser of written notice from Seller of such breach and (y) the Drop-Dead Date; and

(d)    by either Seller or Purchaser, if (i) the Closing has not occurred on or prior to September 13, 2023 (the “Drop-Dead Date”) for any reason and (ii) the party seeking to terminate this Agreement under this Section 11.1(d) has not primarily caused such failure to close; provided, however, that in the event either party receives a request for additional information or documentary material pursuant to Section 7A(e) of the Clayton Act, the Drop-Dead Date shall be automatically extended for one hundred eighty (180) days.

11.2    Effect of Termination. If this Agreement is terminated in accordance with Section 11.1, all obligations of the parties hereunder shall terminate, except for the obligations set forth in this ARTICLE 11 (Termination) and Sections 7.6 (Confidentiality) 12.1 (Expenses), 12.6 (Governing Law) and 12.7 (Jurisdiction; Waiver of Jury Trial); provided, however, that nothing herein shall relieve any party from liability resulting from any willful and material breach of this Agreement. For purposes of this Section 11.2, a “willful and material breach of this Agreement” shall mean a deliberate action or omission (including a failure to cure circumstances) where the breaching party knows such action or omission is or would reasonably be expected to result in, or intends such action or omission to be or reasonably expects such action or omission to, result in a breach of this Agreement.

ARTICLE 12.

MISCELLANEOUS PROVISIONS

12.1    Expenses. Whether or not the Transactions are consummated, unless otherwise indicated expressly herein, each party shall pay its own costs and expenses in connection with this Agreement and the Transactions, including the fees and expenses of its advisers, accountants and legal counsel.

12.2    Interpretation. Except as otherwise explicitly specified to the contrary, (a) references to a Section, Article, Exhibit or Schedule means a Section or Article of, or Schedule or Exhibit to this Agreement, unless another agreement is specified, (b) the word “including” (in its various forms) means “including without limitation,” (c) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement, (f) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if,” (g) the headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, (h) the words “will” and “shall” shall be interpreted to have the same meaning, (i) references to “$” shall mean United States dollars, (j) the word “or” is not exclusive and (k) references to “ordinary course” or “ordinary course of business” refers to the ordinary course of business of the Selling Parties, taken as a whole, as well as actions or omissions taken or to be taken by the Selling Parties that are consistent with the past practices of such Person from time to time subject to such deviations therefrom as are, or have been (i) reasonably necessary to comply with applicable Legal Requirement or (ii) COVID-19 Actions.

12.3    Entire Agreement. This Agreement, including the other documents, agreements, Exhibits and Schedules specifically referred to herein, constitutes the entire agreement between and among the parties hereto with regard to the subject matter hereof, and supersedes all prior agreements and understandings with regard to such subject matter. Except for the Confidentiality Agreement, there are now no agreements, representations or warranties between or among the parties other than those set forth in the Agreement or the documents and agreements contemplated in this Agreement.

12.4    Amendment, Waivers and Consents. This Agreement shall not be changed or modified, in whole or in part, except by supplemental agreement or amendment signed by the parties. Any party may waive compliance by any other party with any of the covenants or conditions of this Agreement, but no waiver shall be binding unless executed in writing by the party making the waiver. No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. Any consent under this Agreement shall be in writing and shall be effective only to the extent specifically set forth in such writing.

12.5    Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and permitted assigns, provided, however, that no party hereto may assign any right or obligation hereunder without the prior written consent of all other parties hereto. Notwithstanding the foregoing, Seller may assign this Agreement or all of its rights or obligations hereunder to any other Selling Party without Purchaser’s prior written consent (but with notice to Purchaser) and Purchaser may, without Seller’s prior written consent (but with notice to Seller) assign this Agreement or all or any portion of its rights or obligations hereunder to one or more of its wholly owned subsidiaries. Notwithstanding anything in this Section 12.5 to the contrary, no assignment shall relieve the assigning party of its obligations hereunder.

12.6    Governing Law. The rights and obligations of the parties shall be governed by, and this Agreement shall be interpreted, construed and enforced in accordance with, the laws of the State of Delaware, excluding its conflict of laws rules to the extent such rules would apply the law of another jurisdiction.

12.7    Jurisdiction; Waiver of Jury Trial.

(a)    Any judicial proceeding brought against any of the parties to this Agreement or any dispute arising out of this Agreement or related hereto may be brought in the courts of the State of Delaware, or in the United States District Court for the District of Delaware, and, by execution and delivery of this Agreement, each of the parties to this Agreement accepts the exclusive jurisdiction of such courts, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement. The foregoing consents to jurisdiction shall not constitute general consents to service of process in the State of Delaware for any purpose except as provided above and shall not be deemed to confer rights on any Person other than the parties to this Agreement. Each of the parties to this Agreement agree that service of any process, summons, notice or document by United States mail to such party’s address for notice hereunder shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters for which it has submitted to jurisdiction pursuant to this Section 12.7.

(b)    EACH OF THE PARTIES HERETO HEREY IRREVOCABLY WAIVES ITS RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY ACTION, PROCEEDING OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

12.8    Rules of Construction. The parties acknowledge that each party has read and negotiated the language used in this Agreement. The parties agree that, because all parties participated in negotiating and drafting this Agreement, no rule of construction shall apply to this Agreement which construes ambiguous language in favor of or against any party by reason of that party’s role in drafting this Agreement.

12.9    Severability. If any provision of this Agreement, as applied to either party or to any circumstance, is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision.

12.10    Exhibits and Schedules. All Exhibits and Schedules attached hereto shall be deemed to be a part of this Agreement and are fully incorporated in this Agreement by this reference.

12.11    Notices. Any notice required or permitted to be given hereunder shall be sufficient if in writing and (a) delivered in person or by express delivery or courier service, (b) sent by email (with written confirmation of receipt), or (c) deposited in the mail registered or certified first class, postage prepaid and return receipt requested. Each notice shall be deemed given when so delivered personally, or sent by email transmission, or, if sent by express delivery or courier service one (1) Business Day after being sent, or if mailed, five (5) Business Days after the date of deposit in the mail. A notice of change of address or email shall be effective only when done in accordance with this Section 12.11.

To Purchaser at:	c/o STERIS
5960 Heisley Road
Mentor, OH 44060
Attention: J. Adam Zangerle, Senior Vice President, General Counsel, and Corporate Secretary
Jim Mooney, Vice President, Business Development
Email: adam_zangerle@steris.com

With copies to:	Thompson Hine LLP
(which shall not	3900 Key Center
constitute notice)	127 Public Square
Cleveland, OH 44114
Attention: Anthony E. Kuhel
Email: Tony.Kuhel@ThompsonHine.com

To any of the Selling Parties at:	Becton, Dickinson and Company
1 Becton Drive
MC070
Franklin Lakes, NJ 07417
Attention: Joseph LaSala, Chief Counsel, Transactions
Email: joseph_lasala@bd.com

With copies to:	Ropes & Gray LLP
(which shall not	Prudential Tower
constitute notice)	800 Boylston Street
Boston, MA 02199
Attention: Marko Zatylny, Stephanie Lapidus
Email: Marko.Zatylny@ropesgray.com, Stephanie.Lapidus@ropesgray.com

12.12    Rights of Parties. Other than as set forth in Section 12.16, nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties to it and their respective successors and permitted assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third person to any party to this Agreement, nor shall any provision give any third person any right of subrogation or action over or against any party to this Agreement.

12.13    Public Announcements. Except as may be required by applicable Legal Requirements or stock exchange rules, no party to this Agreement or any Affiliate or representative of such party shall make any public announcements or otherwise communicate with any news media in respect of this Agreement or the Transactions without prior consent of the other parties, such consent not to be unreasonably withheld, and prior to any announcement or communication the parties shall cooperate as to the timing and contents of any such announcement or communication.

12.14    Specific Performance. The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that the obligations of the parties to effect, on the terms and conditions set forth herein, the Closing and the other covenants and agreements set forth in this Agreement, including ARTICLE 6, ARTICLE 7 and Section 2.1 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent such (and only such) actual or threatened breaches of this Agreement and to enforce specifically (without proof of actual damages or harm, and not subject to any requirement for the securing or posting of any bond in connection therewith) such terms and provisions of this Agreement in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), this being in addition to any other remedy to which they are entitled at law or in equity, including money damages.

12.15    Counterparts. This Agreement may be signed in any number of counterparts, including electronic scan copies thereof delivered by electronic mail, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

12.16    Waiver of Conflicts. Purchaser hereby (i) waives, on its own behalf and agrees to cause its current and future Affiliates to waive, any conflicts that may arise after the Closing with regard to Prior Company Counsel in connection with any dispute relating in any way to this Agreement or the Transactions contemplated hereby between Purchaser or any of its Affiliates, on the one hand, and Seller or any of its Affiliates, on the other hand, and (ii) agrees that Prior Company Counsel may represent Seller or any of its Affiliates in such dispute even though the interest of Seller or its Affiliates may be directly adverse to Purchaser or any of its Affiliates, and even though Prior Company Counsel may have represented Purchaser or any of its Affiliates in a matter substantially related to such dispute, or may be handling ongoing matters for Purchaser or any of its Affiliates. In addition, Purchaser, on its own behalf and on behalf of its current and future Affiliates, further agrees that, notwithstanding anything in this Agreement to the contrary, as to all communications among any Prior Company Counsel or the Selling Parties or any of their respective directors, managers, members, partners, officers or employees or Affiliates that relate in any way to this Agreement or the Transactions contemplated hereby, the attorney-client privilege and the expectation of client confidence belongs to Seller and shall be controlled solely by Seller and shall not pass to or be claimed by Purchaser or any of its respective Affiliates. Accordingly, Purchaser shall not have access to any such communications, or to the files of Prior

Company Counsel that relate in any way to this Agreement or the Transactions contemplated hereby. Notwithstanding the above, Purchaser, on its behalf and on behalf of its current and future Affiliates, further understands and agrees that the consummation of the Transactions may result in the inadvertent disclosure of such information that may be confidential or subject to a claim of privilege. Purchaser, on its behalf and on behalf of its current and future Affiliates, further understands and agrees that any disclosure of such information that may be confidential or subject to a claim of privilege will not prejudice or otherwise constitute a waiver of any claim of privilege. Purchaser, on its behalf and on behalf of its current and future Affiliates, agrees to use commercially reasonable efforts to return promptly any such inadvertently disclosed information to the appropriate Person upon becoming aware of its existence. Purchaser agrees to take, and to cause its current and future Affiliates to take, all steps reasonably necessary on the advice of counsel to implement the intent of this Section 12.16. Each of the parties acknowledges that it has had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with counsel other than Prior Company Counsel. This Section 12.16 is for the benefit of the Selling Parties and Prior Company Counsel. This Section 12.16 shall be irrevocable, and no term of this Section 12.16 may be amended, waived or modified, without the prior written consent of Purchaser, Seller and each Prior Company Counsel affected thereby.

12.17    Non-Recourse. Notwithstanding anything to the contrary contained herein or otherwise, this Agreement may only be enforced against, and any claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and Persons that are expressly identified as parties to this Agreement in their capacities as such and no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of either party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of either party against the other party hereto, in no event shall either party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party, in each case, whether in tort, contract or otherwise. For clarity, none of the BD Subsidiaries constitute a Non-Recourse Party and, as such, recourse may be sought by Purchaser against the relevant BD Subsidiaries in accordance with this Agreement. Nothing in this Section 12.17 shall limit any claim for Fraud brought against either party based on such party’s Fraud.

12.18    Non-Survival of the Representations, Warranties and Covenants.

(a)    The representations and warranties of the Selling Parties and Purchaser contained in this Agreement and in any document or certificate delivered by the Selling Parties or Purchaser pursuant hereto shall terminate and be of no further force or effect at Closing (and no Party to this Agreement shall have liability hereunder or thereunder at or after the Closing); provided, that nothing herein shall limit the common law liability of any Person to another Person for Fraud (it being acknowledged and agreed that in no event shall any Person be liable for the Fraud of any other Person). The covenants and agreements of the Selling Parties and Purchaser contained in this Agreement that by their terms are to be performed prior to the Closing shall terminate and be of no further force or effect at Closing (and no Party to this Agreement shall have liability thereunder at or after the Closing); provided, that nothing herein shall limit the common law liability of any Person to another Person for Fraud (it being acknowledged and agreed that in no event shall any Person be liable for the Fraud of any other Person). All covenants and agreements set forth herein which by their terms are to be performed in whole or in part, or which prohibit actions, subsequent to the Closing Date, shall survive the Closing in accordance with their terms.

(b)    Purchaser hereby irrevocably and unconditionally acknowledges and agrees that the sole and exclusive source of recovery and remedy for any loss, liability, cost, expense or damage sustained, suffered or incurred by Purchaser or any of its Affiliates or any of its Representatives resulting from any breach, misstatement, misrepresentation, inaccuracy or omission by any Selling Party in connection with this Agreement, or the transactions contemplated hereby, or certified to or contained in any certificate or other document delivered in connection herewith or from any failure to perform any covenant or agreement of thereof that is required to be performed prior to the Closing contained herein or therein, whether such actions, causes of actions, claims, obligations, demands, damages, costs, expenses, compensation or other relief are known or unknown, suspected or unsuspected, fixed or contingent, direct, derivative, vicarious or otherwise, whether based in contract, tort, or other legal, statutory, or equitable theory of recovery, shall be, except in the case of Fraud, prior to the Closing, termination of this Agreement if and solely to the extent contemplated by Section 11.1(b) or specific performance against the Selling Parties of their express obligations under this Agreement in accordance with Section 12.14. From and after the Closing, except in the case of Fraud, there shall be no liability on the part of, nor shall any claim be made by, any party or any of their respective Affiliates in respect of any representations and warranties in this Agreement, any other Transaction Agreement, or in any certificate delivered pursuant hereto or thereto. For the avoidance of doubt, any covenant, agreement or obligation set forth herein that is not intended to be fully performed or complied with at or prior to the Closing shall not be subject to this Section 12.18(b).

12.19    Disclaimer. Except for the representations and warranties of Seller contained in ARTICLE 4 and the representations and warranties of Purchaser contained in ARTICLE 5, neither the Selling Parties or Purchaser, nor any of their respective Affiliates, directors, officers or equityholders, nor any Non-Recourse Party, nor any other Person makes any other express or implied representation or warranty, statutory or otherwise, of any nature, regarding the subject matter of this Agreement, and each of Purchaser and the Selling Parties disclaim any other representations or warranties, whether made by such party, an Affiliate or any Affiliate, Representative, director, officer or equityholder of any of the foregoing. Notwithstanding anything herein to the contrary, other than the representations and warranties in ARTICLE 4, the Purchased Assets are being transferred on an “as is, where is, with all faults” basis for all purposes. Each of Purchaser and the Selling Parties expressly disclaim and negate any representation or warranty, expressed or implied, at common law, by statute, or otherwise, relating to the condition of any Purchased Asset (including any implied or expressed warranty of merchantability, or fitness for a particular purpose, or of conformity to models or samples of materials). Other than the representations and warranties in ARTICLE 4, with respect to Seller, and the representations and warranties in ARTICLE 5, with respect to Purchaser, each party disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the other party or its Affiliates or Representatives (including any opinion, information, projection or advice that may have been or may be provided to the a party by any Representative of the other party or any of their Affiliates). Neither party nor any of their respective Affiliates, directors, officers or equityholders make any representations or warranties to the other party regarding the probable success or profitability of the Purchased Assets. Each party represents, warrants, covenants and agrees that the other party, nor any of their respective Affiliates, nor any Non-Recourse Party, nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Purchaser, any Selling Party, the Business, the Products, the Purchased Assets or the Assumed Liabilities not expressly set forth in this Agreement, the Transaction Agreements or the certificates or other documents delivered pursuant hereto or thereto, and neither party, nor any of their respective Affiliates nor any other Person will have or be subject to any liability to the other party or any other Person resulting from the distribution to Purchaser or its representatives, or Purchaser’s use of, any such information, including any confidential materials provided on behalf of any Selling Party relating to the Business or any other document or information provided to Purchaser or its representatives in connection with the sale of the Business except as expressly set forth in this Agreement or any Transaction Agreement.

12.20    Due Diligence Review. Purchaser represents, warrants, covenants and agrees, on behalf of itself and its Affiliates, that it and its representatives and agents have made all inspections and investigations of the Business and the Purchased Assets deemed necessary by Purchaser. Accordingly, Purchaser is purchasing the Purchased Assets based on the results of such inspections and investigations and on the representations and warranties of the Selling Parties set forth in this Agreement or in the Transaction Agreements. In light of these inspections and investigations and the representations and warranties made to Purchaser by Seller in ARTICLE 4 hereof, Purchaser is relinquishing any right to any claim based on any representations and warranties other than those specifically included in ARTICLE 4 hereof, the Transaction Agreements and the certificates and other documents delivered pursuant hereto and thereto. Any claims Purchaser may have for breach of representation or warranty shall be based solely on the representations and warranties of Seller set forth in ARTICLE 4 hereof and of the Selling Parties in the Transaction Agreements. Purchaser acknowledges that no Selling Party has made nor is making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in ARTICLE 4, and that it is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in ARTICLE 4. Purchaser acknowledges and agrees that upon the Closing, the Selling Parties shall sell and convey to Purchaser and Purchaser shall accept the Purchased Assets “as is, where is, with all faults,” except to the extent expressly provided otherwise in this Agreement. Further, Purchaser acknowledges and agrees that the only Governmental Approvals that are included in the Purchased Assets are those listed in Schedule 1.1(d) hereto and that it is Purchaser’s responsibility to apply for any Governmental Approvals that may be required in connection with the development, manufacture or commercialization of the Products that are not included in the Purchased Assets. Notwithstanding the foregoing, nothing in this Section 12.20 shall prevent, limit, or otherwise restrict Purchaser’s ability to assert a claim for Fraud.

12.21    Parent Undertaking. Parent hereby agrees to cause Purchaser to perform its obligation to pay the Purchase Price at the Closing in accordance with Section 2.1. The foregoing undertaking shall remain in full force and effect until, and Parent’s obligations under this Section 12.21 shall automatically terminate upon, the satisfaction or termination of such obligation of Purchaser in accordance with this Agreement. Parent shall be entitled to all defenses against this undertaking that would be available to Purchaser.

[Signatures Follow on a Separate Page]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by their respective officers thereunto duly authorized all as of the date first written above.

“Purchaser”

STERIS CORPORATION

By:	/s/ Dan Carestio
Name:	Dan Carestio
Title:	President and CEO

“Parent,” solely for the purposes set
forth in Section 12.21

STERIS PLC

By:	/s/ Dan Carestio
Name:	Dan Carestio
Title:	President and CEO

“Seller”

BECTON, DICKINSON AND COMPANY

By:	/s/ Christopher DelOrefice
Name:	Christopher DelOrefice
Title:	EVP and Chief Financial Officer

EXHIBIT A

CERTAIN DEFINITIONS

“Accounting Mediator” shall have the meaning specified in Section 2.2.

“Accounting Protocol” shall mean the accounting principles, policies, procedures, categorizations, assets recognition bases, definitions, methods, practices and techniques (including in respect of the exercise of management judgment) actually applied in the preparation of the Balance Sheet, as set forth on Schedule A-4.

“Accounts Payable” shall have the meaning specified in Section 1.3(b).

“Accounts Receivable” shall have the meaning specified in Section 1.2(a)(iii).

“Affiliate” shall mean (i) any member of the immediate family (including spouse, brother, sister, descendant, ancestor or in-law) of any officer, director or twenty-five percent (25%) or greater equityholder of a Person, or (ii) any Entity in which a Person or any such family member has a twenty-five percent (25%) or greater interest or is a director, officer, partner or trustee. The term Affiliate shall also include any Entity which controls, is controlled by, or is under common control with any of the individuals or entities described in the preceding sentence provided, however, that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract, or otherwise.

“Agreement” shall have the meaning set forth in the Preamble.

“Allocation” shall have the meaning set forth in Section 10.1.

“Antitrust Laws” shall mean the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Assigned Contracts” shall have the meaning specified in Section 1.1(b).

“Assignment Consent” shall have the meaning specified in Section 1.4(a).

“Assumed Liabilities” shall mean all liabilities and obligations arising from or relating to the Business, other than the Excluded Liabilities, including (i) all liabilities and obligations of the Selling Parties or their Affiliates, as applicable, under the Assigned Contracts; (ii) all liabilities and obligations under the Non-Assignable Assets set forth in Section 1.4 or 1.5; (iii) all damages and other liabilities arising with respect to or related to any Recall of any units of Products pursuant to Section 7.13; (iv) all liabilities for Taxes arising as a result of Purchaser’s operation of the Business or their ownership of the Purchased Assets after the

EXHIBIT A

Closing; (v) all liabilities for Transfer Taxes to be paid by Purchaser pursuant to Section 10.2(b); (vi) all liabilities and obligations related to Product warranty claims (regardless of whether the applicable warranty is express or implied); and (vii) all other liabilities and obligations arising from or relating to the Purchased Assets, the Prospective Employees, the Transferred Employees, the Business, or as otherwise expressly set forth in ARTICLE 8, including all liabilities under, and obligations to comply with, applicable Legal Requirements, including any requirement under any Governmental Approval covering any of the Products.

“Balance Sheet” shall have the meaning set forth in Section 4.2.

“Balance Sheet Date” shall have the meaning set forth in Section 4.2.

“Basis of Preparation” means the methodology of preparing the Financial Statements set forth on Schedule A-3.

“BD Standard Build Software” shall mean commercially available off-the-shelf software.

“BD Subsidiaries” shall have the meaning specified in the Recitals.

“BGB” means the German Civil Code (Bürgerliches Gesetzbuch).

“Books and Records” shall have the meaning specified in Section 1.1(e).

“Business” shall mean developing, designing, manufacturing, marketing and selling any of the Products, in each case, as conducted by the Selling Parties as of the date hereof.

“Business Day” shall mean any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are closed in New York, New York.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42. U.S.C. §§ 9601 et seq.

“Clinical Trial” means any clinical investigation, study or trial conducted on one or more human subjects.

“Clinical Trial Authorization” shall mean any issued or pending approval required to be obtained from, as applicable, a Governmental Authority, in order to conduct a Clinical Trial under applicable Legal Requirements.

“Closing” shall have the meaning specified in Section 3.1.

“Closing Date” shall have the meaning specified in Section 3.1.

EXHIBIT A

“Closing Date Inventory” shall mean, as of the Closing Date, the value of the Purchased Inventory as determined in accordance with the Accounting Protocol.

“Closing Date Inventory Statement” shall have the meaning specified in Section 2.2.

“CMO” shall mean contract manufacturing organization.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Commercialization” or “Commercialized” means any and all activities directed to the commercialization of a product, including the preparation for sale of, offering for sale of, or sale of a product, including activities related to marketing, promoting, educating about, distributing, selling, importing and exporting such product, and interacting with Governmental Authorities regarding any of the foregoing. When used as a verb, “to Commercialize” and “Commercializing” mean to engage in Commercialization, and “Commercialized” has a corresponding meaning.

“Competing Transaction” shall have the meaning specified in Section 6.2.

“Complete Data Package” shall mean (a) all Regulatory Materials and other information and documentation regarding the conduct and results of each of the Development activities relating to the Products, (b) all data, results, reports and any other information relating to, or generated from Development activities or research relating to the Products, regardless of the form in which they are created or presented, and (c) all other material data in the Selling Parties’ control generated by the Development, Manufacturing and Commercialization activities with respect to the Products, in each case, as presented in a form and substance reasonably satisfactory to Purchaser.

“Confidential Information” shall mean all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, whether in writing, orally, electronically or otherwise, including, but not limited to, the following: (a) internal business information (including historical and projected financial information and budgets and information relating to strategic and staffing plans and practices, business, training, marketing, promotional and sales plans and practices, cost, rate, and pricing structures, and accounting and business methods); (b) trade secrets, know-how, compilations of data and analyses, techniques, systems, formulae, recipes, research, records, reports, manuals, documentation, models, data, and data bases relating thereto; (c) inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports, and all similar or related information (whether or not patentable); and (d) other Intellectual Property. The term “Confidential Information” shall not include any information of the types specified in this definition to the extent that a party can show that such information is (or becomes) generally available to the public through no act or omission of any Person (including its Representatives) required to maintain the confidentiality of such information.

EXHIBIT A

“Confidentiality Agreement” shall mean that certain confidentiality agreement between Purchaser and Seller, dated March 6, 2023.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Approval).

“Contract” shall mean any written or oral agreement, contract, obligation, promise, understanding, arrangement, commitment or undertaking of any nature.

“Convicted Entity” means an individual or entity, as applicable, who has been convicted of a criminal offense that falls within the ambit of 21 U.S.C. § 335a (a) or 42 U.S.C. § 1320a-7(a), but has not yet been excluded, debarred, suspended or otherwise declared ineligible.

“Copyrights” shall mean all copyrights, works of authorship, and expressions, whether published or unpublished, and whether or not copyrightable, including all compilations, collective works and derivative works of any of the foregoing, all mask works of any of the foregoing, all moral rights in any of the foregoing, and all registrations, applications for registration, renewals and extensions of any of the foregoing.

“COVID-19” shall mean the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any variants (including the so-called “Delta” and “Omicron” variants), evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID-19 Actions” shall mean any commercially reasonable actions taken (or not taken) by the Selling Parties in good faith and its reasonable business discretion (a) in response to COVID-19 (i) to protect the health and safety of the Selling Parties’ employees and other individuals having dealings with the Selling Parties or (ii) in response to business disruptions caused by COVID-19 or (b) pursuant to any Legal Requirement, directive, pronouncement or guideline issued by an applicable Governmental Authority or the World Health Organization providing for restrictions that relate to, or arise out of, COVID-19 (including any shelter in place, stay at home or similar orders or guidelines).

“Current Employee” shall have the meaning specified in Section 8.1(c).

“Data Protection Laws” shall mean all Legal Requirements relating to the Processing of Personally Identifiable Information and that is applicable to the Business in any jurisdiction in which they operate, including, but not limited to (a) the General Data Protection Regulation (EU 2016/679) (“GDPR”) and the e-Privacy Directive (Directive 2002/58/EC), (b) any Legal Requirements which implement the e-Privacy Directive or the GDPR, and (c) Section 5 of the Federal Trade Commission Act.

“Debarred Entity” means a corporation, partnership or association that has been debarred by the FDA pursuant to 21 U.S.C. § 335a (a) or (b) from submitting or assisting in the submission of any abbreviated drug application, or an Affiliate of a Debarred Entity.

EXHIBIT A

“Development” or “Developed” means, with respect to a product, any and all activities related to research, pre-clinical, non-clinical and clinical testing and development, design and development planning, test method development and testing, process development, manufacturing scale-up, qualification and validation, quality assurance/quality control, clinical studies, clinical trials including Manufacturing in support thereof, statistical analysis and report writing, interacting with key opinion leaders and scientific advisory boards, the preparation, submission and active management and maintenance of Regulatory Materials for such product and interacting with Governmental Authorities regarding any of the foregoing, in each case whether before or after obtaining any regulatory or marketing authorization or approvals from a Governmental Authority. When used as a verb, “Develop” means to engage in Development.

“Domain Names” shall mean all domain names, web addresses, uniform resource locators (URLs), web addresses, websites, web pages, social media sites, social media pages, social media accounts and user names (including “handles”), all content and data thereon or relating thereto, and all registrations, applications for registration, and renewals of, any of the foregoing.

“Drop-Dead Date” shall have the meaning specified in Section 11.1(d).

“Employee Benefit Plan” shall mean each written plan, arrangement, program or policy, whether funded or unfunded, that is (i) an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA, (ii) an “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA, and (iii) a bonus or other incentive, remuneration, severance, fringe-benefit, retention, change-of-control, profit-sharing, equity-based or deferred compensation plan, arrangement, program or policy but, in all events, excluding any plan, arrangement, program, or policy that is mandatory under applicable Legal Requirements or is maintained by any Governmental Authority.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest or other similar encumbrance, in each case excluding any Permitted Encumbrance.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust or company (including any limited liability company or joint stock company) or other similar entity.

“Environmental Claim” shall mean any claim, action, notice, fee, request for information, complaint, demand, fine, penalty, Order or investigation against or involving the Business, the Leased Real Property or the Purchased Assets, or for which the Business is responsible, by any Governmental Authority or third party alleging liability under or a violation of any Environmental and Safety Law or for investigatory, cleanup or governmental response costs, natural resources or property damages, or personal injuries relating to the presence or release into the environment of any Materials of Environmental Concern.

EXHIBIT A

“Environmental and Safety Laws” shall mean all Legal Requirements relating to pollution or protection or preservation of human health or safety (as it relates to exposure to Materials of Environmental Concern) or the environment or Legal Requirements relating to the presence of, exposure to, handling, management, distribution, manufacture, use, treatment, storage, containment (whether above ground or underground), recycling, processing, production, generation, reclamation, reuse, discharge, disposal, release, remediation or transportation of Materials of Environmental Concern or the preservation of the environment or mitigation of adverse effects thereon.

“Environmental Permit” means any Permit required under or issued, granted, given, authorized by or made pursuant to Environmental and Safety Laws.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“Estimated Closing Date Inventory Amount” shall have the meaning specified in Section 2.2(a)(i).

“EU Codes” shall mean EU Council Directive 2001/23/EC or any regulation, law or code enacted by any EU Member State to implement such directive or which otherwise creates legal obligations on the parties in relation to the transfer of undertakings.

“EU Transferring Employee” shall have the meaning specified in Section 8.2(a).

“Excluded Assets” shall have the meaning specified in Section 1.2(a).

“Excluded Entity” means (a) an individual or entity, as applicable, who has been excluded, debarred, suspended or is otherwise ineligible to participate in federal health care programs, such as Medicare or Medicaid, by the Office of the Inspector General of the U.S. Department of Health and Human Services, or (b) is an individual or entity, as applicable, who has been excluded, debarred, suspended or is otherwise ineligible to participate in federal procurement and non-procurement programs, including those produced by the U.S. General Services Administration.

“Excluded Liability” shall have the meaning specified in Section 1.3.

“FDA” shall mean the U.S. Food and Drug Administration or any successor agency thereto.

“FDCA” shall mean the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), and its implementing regulations.

“Final Calculation Statement” shall have the meaning specified in Section 2.2.

“Final Closing Date Inventory Amount” shall have the meaning set forth in Section 2.2(a)(ii).

EXHIBIT A

“Financial Statements” shall have the meaning specified in Section 4.2.

“Fraud” shall mean, with respect to a party to this Agreement, an intentional and knowing misrepresentation of material facts with respect to the making of the representations and warranties by such party pursuant to ARTICLE 4 or ARTICLE 5 (as applicable), in each case as determined pursuant to a common law fraud claim brought under the Legal Requirements of the State of Delaware.

“General Assignment and Bill of Sale” shall have the meaning specified in Section 3.2(a).

“General Enforceability Exceptions” shall have the meaning set forth in Section 4.9(c).

“German 613a Business Employee” shall have the meaning set forth in Section 3.1.

“Governmental Approval” shall mean any: (a) permit, license, certificate, concession, approval, consent, ratification, permission, clearance, confirmation, exemption, waiver, franchise, certification, designation, rating, registration, variance, qualification, accreditation or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Authority.

“Governmental Authority” shall mean any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); (d) multinational organization or body; or (e) individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, arbitral, regulatory, police, military or taxing authority or power.

“HCP” means any Person who is required by a Legal Requirement to be licensed or certified to furnish professional health care services, including physician, pharmacist, registered nurse, licensed practical nurse, advanced practice nurse, nurse practitioner, certified registered nurse practitioner, physician assistant, or therapist.

“Healthcare Laws” means, collectively, all Legal Requirements that regulate medical devices and other medical products, including those related to Development, Manufacturing and Commercialization activities and interactions with health-care professionals (HCPs) applicable to the Business, including, as applicable, the following: (a) the FDCA, (b) Medicare (Title XVIII of the Social Security Act) and Medicaid (Title XIX of the Social Security Act), (c) the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), (d) the civil False Claims Act (31 U.S.C. §§ 3729 et seq.),

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(e) the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), (f) the exclusion laws (42 U.S.C. 1320a-7), (g) the PPACA, (h) the federal Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), (i) the requirements related to current Good Manufacturing Practice (“GMP”), (j) the FDA regulations set forth at 21 C.F.R. Part 11, (k) all Legal Requirements governing the collection, processing, retention, use, disclosure, access, transfer or destruction of information that identifies or could reasonably be used to identify an individual, (l) the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and (m) similar or equivalent Legal Requirements to any of the foregoing of all applicable jurisdictions.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Insurance Policies” shall have the meaning set forth in Section 4.12.

“Intellectual Property” shall mean all intellectual property and industrial property rights and assets, and all rights, titles, interests, and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all (i) Patents, Trade Secrets, Copyrights, Trademarks and Domain Names, (ii) rights similar, corresponding or equivalent to any of the foregoing anywhere in the world, (iii) other proprietary rights, and (iv) copies and tangible embodiments of the foregoing, if applicable (in whatever form or medium).

“Intellectual Property Assignments” shall have the meaning specified in Section 3.2(d).

“Interim Financial Statements” shall have the meaning set forth in Section 4.2.

“Inventory Target” shall have the meaning set forth in Section 2.2(a)(ii).

“Lease Assignment and Assumption Agreement” shall have the meaning set forth in Section 3.2(c).

“Leased Real Property” shall have the meaning specified in Section 4.15(a).

“Legal Requirement” shall mean any law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, permit, ruling, directive, pronouncement, requirement (licensing or otherwise), specification, determination, decision, opinion or interpretation that is, has been or may in the future be issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Licensed Intellectual Property” means all Intellectual Property in which any Selling Party holds any rights or interests granted by other Persons, and which is exclusively used or exclusively held for use in the Business.

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“Manufacture” or “Manufacturing” shall mean all activities related to the production, manufacture, processing, finishing, packaging, labeling, shipping, transport and storage of a product, including process development, process qualification and validation, scale-up, non-clinical, clinical and commercial manufacture and analytic development, product characterization, testing, quality assurance, and quality control.

“Material Adverse Effect” shall mean, with respect to the Business taken as a whole, any event, change, occurrence, fact or effect that, when taken individually or together with all other adverse events, changes, occurrences, facts and effects, (a) is or would reasonably be expected to be materially adverse to the condition (financial or otherwise), assets, business or operations of the Business, taken as a whole or (b) would prevent or materially delay consummation of the Transactions; provided, however, that any events, changes or effects will not be deemed to constitute a Material Adverse Effect to the extent resulting from (1) general changes or conditions in general economic, political or market conditions or in the industries (or therapeutic areas) in which the Business operates, except to the extent that such changes or conditions in the industries (or therapeutic areas) in which the Business operates have a materially disproportionate effect on the Business, taken as a whole, compared with other companies or businesses operating in such industries (or therapeutic areas); (2) the loss or departure (or threatened loss or departure) of directors, officers, employees, or other service providers of the Business, or the termination, reduction (or potential reduction) or any other adverse development (or potential adverse development) in the Business’s relationships with any of its customers, suppliers, distributors or other business partners, in each case as a result of the announcement or pendency of this Agreement or the Transactions or the performance by the parties of the obligations hereunder; (3) any failure by any Selling Party or the Business to meet internal projections or forecasts for any period (provided that the underlying causes for any such failure shall not be excluded from the definition of “Material Adverse Effect”); (4) acts of war or terrorism (or the escalation of the foregoing) or natural disasters or other force majeure events, except to the extent that such changes or conditions in the industries (or therapeutic areas) in which the Business operates have a materially disproportionate effect on the Business, taken as a whole, compared with other companies or businesses operating in such industries (or therapeutic areas); (5) epidemics, pandemics, other outbreaks of infectious disease (including in each of the foregoing, COVID-19), including in each case any quarantine restrictions (including any shelter in place, stay at home or similar orders or guidelines), or any escalation or worsening of any of the foregoing, or any action, applicable Law, pronouncement or guideline taken or promulgated by any Governmental Authority, the World Health Organization or industry group in response to any of the foregoing (including COVID-19 Actions); (6) changes in any Legal Requirements applicable to the Business or applicable accounting regulations or principles or the interpretation thereof; (7) compliance by Seller or any of its Affiliates with a request by Purchaser that Seller or any of its Affiliates take an action (or refrain from taking an action) to the extent such action or inaction is in compliance with such request; and (8) any action taken by Seller or any of its Affiliates as required by this Agreement or with Purchaser’s written consent.

“Material Contracts” shall mean the Contracts listed, or required to be listed, on Section 4.11(a), along with any Contracts of a Selling Party that apply exclusively to the operation of the Business that (i) require performance by any party more than one year from the

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date hereof, which cannot be cancelled by a Selling Party without penalty or without more than 180 days’ notice, (ii) grant to any Person a first-refusal, first-offer or similar preferential right to purchase or acquire any material right, asset or property of any Selling Party, (iii) provide for indemnification by a Selling Party, other than Contracts entered into by a Selling Party in the ordinary course of business, or (iv) is otherwise material to a Selling Party with respect to the Business (to the extent not disclosed on Schedule 4.11(a)).

“Material Employee” shall mean any Prospective Employee with a current annual base salary of at least $135,000.

“Materials of Environmental Concern” means any (a) toxic, hazardous, extremely hazardous, infectious, explosive, corrosive, flammable, carcinogenic, mutagenic, sanitary, solid or radioactive waste, or otherwise hazardous substance, waste or material, (b) petroleum and petroleum products, radioactive materials, asbestos-containing materials, mold, urea formaldehyde foam insulation, polychlorinated biphenyls, per and polyfluoroalkyl substances or radon gas, and (c) any other chemicals, materials or substances defined as or included in the definition of “hazardous substances”, “extraordinarily hazardous substances”, “solid wastes”, “hazardous wastes”, “hazardous materials”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances”, “toxic pollutants”, “contaminants” or “pollutants”, or words of similar import, under any Environmental and Safety Law.

“New Plans” has the meaning specified in Section 8.1(f).

“Non-Assignable Asset” shall have the meaning specified in Section 1.4(a).

“Non-Recourse Party” shall have the meaning specified in Section 12.17.

“Objections” shall have the meaning specified in Section 2.2.

“Order” shall mean any: (a) temporary, preliminary or permanent order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, stipulation, subpoena, writ or award that is or has been issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Authority or any arbitrator or arbitration panel; or (b) Contract with any Governmental Authority that is or has been entered into in connection with any Proceeding.

“Owned and Leased Vehicles” shall mean all vehicles (i) assigned to any Transferred Employee or (ii) otherwise used exclusively in the Business.

“Parent” shall have the meaning specified in the Preamble.

“Parent Group” shall mean (i) an affiliated group as defined in Section 1504(a) of the Code of which a Selling Party or Affiliate of a Selling Party is the common parent and (ii) with respect to each state, local or foreign jurisdiction in which a Selling Party files or has filed a consolidated Tax Return, the group of entities with respect to which such Tax Return is or was filed.

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“Patents” shall mean all patents, utility patents, design patents, industrial designs, utility models, and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, renewals, and extensions of any of the foregoing, and other equivalent or similar rights (including certificates of invention) granted by any Governmental Authority anywhere in the world in connection with inventions and discoveries.

“Permits” shall mean all certificates, licenses, permits, authorizations, consents, registrations and approvals issued or granted by any Governmental Authority, including all Regulatory Approvals.

“Permitted Encumbrance” shall mean (1) statutory Encumbrances for Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings; (2) mechanics’, materialmen’s, architects’, warehousemen’s, landlords’ and other like statutory Encumbrances arising or incurred in the ordinary course of business, either securing payments not yet due or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been set aside; (3) such Encumbrances as do not materially affect the use or value of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties; (4) zoning, building codes and other land use laws; (5) Encumbrances resulting from the action or inaction of Purchaser or any of its Affiliates; and (6) Encumbrances set forth on Schedule A-1.

“Person” shall mean any individual, Entity or Governmental Authority.

“Personally Identifiable Information” means any information that, alone or in combination with other information held by Seller, can be used to specifically identify a Person, in each case to the extent processed by Seller. Personally Identifiable Information shall also include, without limitation, information of Prospective Employees that meets the above criteria.

“Platform Agreements” has the meaning set forth in Section 4.8(l).

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and, with respect to any Straddle Period, the portion of such taxable period beginning after the Closing Date.

“Pre-Closing Tax Period” shall mean any Tax period ending on or before the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Prior Company Counsel” shall mean Ropes & Gray LLP and any other legal counsel from time to time retained by the Selling Parties prior to the Closing.

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“Proceeding” shall mean any claim, action, cause of action, demand, lawsuit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), prosecution, contest, hearing, inquiry, notice, inquest, subpoena, audit, examination or investigation that is, has been or may in the future be commenced, brought, conducted or heard at law or in equity or before any Governmental Authority or Taxing Authority.

“Products” shall mean those products listed on Schedule A-2 to the Seller Disclosure Schedule.

“Prospective Employee” shall have the meaning specified in Section 4.6(a), provided that for purposes of ARTICLE 4, “Prospective Employee” shall only mean those persons listed on Schedule 4.6(a) on the date of this Agreement.

“Purchase Price” shall have the meaning specified in Section 2.1.

“Purchased Assets” shall have the meaning specified in Section 1.1.

“Purchased Inventory” shall have the meaning specified in Section 1.1(a).

“Purchaser” shall have the meaning specified in the Preamble.

“Purchaser Assignment and Assumption Agreements” shall have the meaning specified in Section 3.2(b).

“Purchaser’s FSA” has the meaning specified in Section 8.1(e).

“Purchaser Material Adverse Effect” shall mean any event, change or effect that, when taken individually or together with all other such events, changes or effects, would reasonably be expected to have, individually or in the aggregate, (a) a material adverse effect on the ability of Purchaser to consummate the Transactions contemplated hereby or (b) cause a material delay in the ability of Purchaser to consummate the Transactions contemplated hereby.

“Recall” shall have the meaning specified in Section 7.13

“Recalled Containers” shall mean those GenesisTM STERRAD Compatible Reusable Rigid Sterilization Containers Recalled by Seller pursuant to Food & Drug Administration Recall Number Z-0203-2023 to Z-0216-2023 dated November 11, 2022 and GenesisTM Reusable Rigid Sterilization Containers CD5 Series recalled by Seller pursuant to Food & Drug Administration Recall Number Z-1236-2023 dated March 9, 2023.

“Regulatory Approval” means, with respect to a country or other jurisdiction, the approvals, licenses, registrations, or authorizations of any Governmental Authority necessary to Develop, Manufacture or Commercialize a product in such country or other jurisdiction, including, where applicable, (a) Clinical Trial Authorizations, (b) pricing or reimbursement approval in such country or other jurisdiction, (c) pre- and post-approval marketing authorizations (including any IDE, 510(k) Clearances or exemptions therefrom (as set forth in 21 C.F.R. Parts 807 and 812)), PMA Approval and (d) approval of Product labeling.

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“Regulatory Materials” means (a) all applications, submissions and notifications for or regarding a Regulatory Approval, (b) all supporting files, data, dossiers, technical documents, studies, reports and other writings or materials, (c) correspondence to or from any Governmental Authority in connection with a Regulatory Approval (including minutes, official opinions and guidance and contact reports), (d) any data contained or referenced in or supporting any of the foregoing, (including the Complete Data Package), (e) internal and external GMP inspection or audit reports, (f) documents related to any alleged product or operational non-compliance or product complaint matters, (g) GMP documentation and (h) adverse event and pharmacovigilance documentation.

“Related Persons” shall have the meaning specified in Section 4.21.

“Representatives” shall mean officers, directors, employees and Affiliates.

“Restricted Business” shall mean developing, designing, manufacturing, marketing or selling of surgical instruments, laparoscopic instruments or sterilization containers, including any of the Products, in each case, to the extent such activities would be in competition with the Business as conducted by the Selling Parties as of the Closing Date.

“Seller” shall have the meaning specified in the Preamble.

“Seller Benefit Plans” shall have the meaning specified in Section 4.7(a).

“Seller Disclosure Schedule” shall have the meaning specified in ARTICLE 4.

“Seller’s FSA” has the meaning specified in Section 8.1(e).

“Seller’s knowledge”, “knowledge of Seller” and similar phrases shall mean the actual knowledge of Bridget Bagnato, Jeremy Sloan, Adam Lurie, Lou Grillon, John Krueger, or Chris McKeown, in each case, after due inquiry of such individual’s direct reports and a review of the books and records of the Business, in each case with respect to the applicable subject matter.

“Seller Marks” shall mean any and all Trademarks listed in Schedule 1.2(a)(iv). For clarity, Seller Marks exclude any and all Trademarks included in the Selling Parties Intellectual Property.

“Seller 401(k) Plan” has the meaning specified in Section 8.1(g).

“Selling Parties” shall have the meaning specified in the Preamble.

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“Selling Parties Intellectual Property” shall mean all Intellectual Property that is owned by any Selling Party and that, in each case, is exclusively used or exclusively held for use in the Business.

“Selling Parties IP Contracts” shall mean all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions, and other Contracts, whether written or oral, which relate to Intellectual Property (including any Selling Parties Intellectual Property or any Licensed Intellectual Property) exclusively used or exclusively held for use in the Business, and to which any Selling Party is a party, beneficiary, or otherwise bound.

“Selling Parties Registered Intellectual Property” shall mean any Selling Parties Intellectual Property that is subject to any issuance, registration, or application by or with any Governmental Authority or authorized private registrar in any jurisdiction, including issued Patents, registered Trademarks, registered Domain Names, and registered Copyrights, and pending applications for any of the foregoing.

“Selling Parties Software” means all the Software listed on Schedule 4.8(a).

“Shared Contracts” means all Contracts listed on Schedule 1.5, which relate in part, but not exclusively, to the Business.

“Software” shall mean all software, computer programs, operating systems, applications, firmware, code, source code, object code, application programming interfaces, software development kits, data files, databases, database management systems, computerized databases, architecture, protocols, files, records, schematics, and other related specifications and documentation.

“Specified Liabilities” has the meaning specified in Section 1.6(b).

“Specified Liabilities Cap” has the meaning specified in Section 1.6(a).

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any Entity in which such Person has a fifty percent (50%) or greater interest.

“Tax” or “Taxes” shall mean any federal, state, county, local or foreign income, gross receipts, commercial activity, ad valorem, franchise, net worth, profits, sales or use, value added, transfer, production, documentary, profits, windfall profits, registration, excise, utility, environmental, premium, communications, real or personal property, real property transfer, intangibles, capital stock, license, lease, service, service use, payroll, wage or other withholding, employment, unemployment, social security, employee retention credit, severance, stamp, occupation, alternative or add-on minimum, estimated, customs, duties and other taxes of any kind whatsoever in the nature of a tax, together with any interest, deficiencies, penalties, additions to tax and any interest attributable in respect of such deficiencies, penalties or additions whether disputed or not.

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“Tax Authority” shall mean a Governmental Authority responsible for the imposition, assessment or collection of any Tax (domestic or foreign).

“Tax Returns” shall mean any return, declaration, report, claim for refund, or information return or statement or other claim filed or required to be filed with any Tax Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Trade Secrets” means all trade secrets, know-how, formulae, algorithms, code, program, ideas, inventions (whether or not patentable), designs, discoveries, improvements, enhancements, technology, business and technical information (including customer lists, vendor lists, and supplier lists), data, databases, data compilations and collections, patterns, drawings, blueprints, tools, instruments, devices, methods, processes, techniques, confidential information, proprietary information, and all other information and things that would constitute a “trade secret” under applicable Law.

“Trademark License” shall have the meaning specified in Section 1.2(a)(iv).

“Trademarks” shall mean all trademarks, service marks, brands, certification marks, collective marks, designs, logos, devices, taglines, slogans, trade dress, trade names, business names, fictitious business names, and other similar indicia of source or origin, together with the goodwill associated with the use of and symbolized by any of the foregoing, and all registrations, applications for registration, and renewals of, any of the foregoing.

“Transaction(s)” shall mean, collectively, the transactions contemplated by this Agreement.

“Transaction Agreements” shall mean this Agreement and (i) the General Assignment and Bill of Sale, (ii) the Purchaser Assignment and Assumption Agreements, (iii) the Lease Assignment and Assumption Agreements, (iv) the Intellectual Assignment Agreements, (v) the Transition Services Agreement and (vi) the Trademark License.

“Transfer Taxes” shall mean all federal, state, local or foreign sales, use, transfer, real property transfer, mortgage recording, stamp duty, value-added or similar Taxes that may be imposed in connection with the transfer of Purchased Assets.

“Transferred Employees” shall have the meaning specified in Section 8.1.

“Transition Services Agreement” shall have the meaning specified in Section 3.2(e).

“Treasury Regulation” means the regulations promulgated under the Code by the United States Treasury and Internal Revenue Service.

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“Unaudited Financial Statements” shall have the meaning set forth in Section 4.2.

“VAT” shall mean (i) value added tax as provided for in VATA and legislation supplemental thereto, TVA or any other system of value added tax as provided for in Council Directive 2006/112/EC applied in any Member State of the European Union and (ii) any other similar turnover, sales or purchase, tax or duty levied by any other jurisdiction whether central, regional or local.

“VATA” shall mean the Value Added Tax Act 1994 of the United Kingdom.

“Worker Notification Laws” shall have the meaning specified in Section 7.10(a).